Filed Pursuant to Rule 424(b)(5)
Registration No. 333-226278

PROSPECTUS SUPPLEMENT
(To prospectus dated July 31, 2018)

3,188,776 American Depositary Shares representing 31,887,760 Ordinary Shares

RedHill Biopharma Ltd.

We are offering 3,188,776 American Depositary Shares (“ADSs”) pursuant to this prospectus supplement and accompanying prospectus. Each ADS represents 10 of our ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”).

The ADSs are listed on The Nasdaq Global Market (“Nasdaq”) under the symbol “RDHL.” On January 11, 2021, the last reported sale price of the ADSs on The Nasdaq was $8.71 per ADS.

H.C. Wainwright & Co., LLC (“Wainwright”) may offer the ADSs from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on Nasdaq or to dealers in negotiated transactions or in a combination of such methods of sale, or otherwise, at fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices. See “Underwriting.”

Investing in the ADSs representing our Ordinary Shares involves a high degree of risk. Please read “Risk Factors” beginning on page S-13 of this prospectus supplement, on page 3 of the accompanying prospectus and in the documents incorporated by reference into this prospectus supplement.

None of the United States Securities and Exchange Commission, any state securities commission or any other regulatory body, has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	PER ADS	TOTAL
Public Offering Price	$7.8400	$25,000,003
Underwriting Discounts and Commissions (1)	$0.4704	$1,500,000
Proceeds to Us, Before Expenses	$7.3696	$23,500,003

(1)
We have agreed to reimburse Wainwright for certain offering-related expenses. We also agreed to pay Wainwright reduced underwriting discounts and commissions in the amount of $0.2744 in respect of ADSs sold to a certain existing shareholder, which will result in decreased underwriting discounts and increased proceeds to us before expenses of $37,500. See “Underwriting.”

We have granted Wainwright a 30-day option to purchase up to an additional 478,316 ADSs from us at the public offering price per ADS, less underwriting discounts and commissions. If Wainwright exercises its option in full, the total underwriting discounts and commissions payable by us will be $1,725,000, and the total proceeds to us, before expenses, will be $27,025,001.

Delivery of the ADSs is expected to be made on or about January 14, 2021.

 H.C. Wainwright & Co.

Prospectus Supplement dated January 11, 2021.

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ABOUT THIS PROSPECTUS SUPPLEMENT

You should rely only on the information provided in this prospectus supplement and the accompanying prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Incorporation of Information by Reference” on page S-36 of this prospectus supplement. Neither we nor Wainwright has authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this prospectus supplement and the accompanying prospectus in any jurisdiction where it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus, or any document incorporated by reference in this prospectus supplement or the accompanying prospectus, is accurate as of any date other than the date on the front cover of the applicable document. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any distribution of securities pursuant to this prospectus supplement and the accompanying prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus supplement and the accompanying prospectus or in our affairs since the date of this prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus supplement and the accompanying prospectus form part of the registration statement (No. 333-226278) that we filed with the Securities and Exchange Commission (“SEC”), using a “shelf” registration process. This document comprises two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference herein. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. If the description of the offering varies between this prospectus supplement and the accompanying prospectus or the documents incorporated herein by reference filed prior to the date of this prospectus supplement, you should rely on the information contained in this prospectus supplement. However, if any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

Before purchasing any securities, you should carefully read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the headings, “Where You Can Find More Information” and “Incorporation of Information by Reference,” on page S-36 of this prospectus supplement.

Unless the context otherwise requires, all references to “RedHill,” “we,” “us,” “our,” the “Company” and similar designations refer to RedHill Biopharma Ltd. and its wholly-owned subsidiary, RedHill Biopharma Inc. The term “NIS” refers to New Israeli Shekels, the lawful currency of the State of Israel, the terms “dollar,” “US$” or “$” refer to U.S. dollars, the lawful currency of the United States (“U.S.”). Our functional and presentation currency is the U.S. dollar. Foreign currency transactions in currencies other than the U.S. dollar are translated in this prospectus supplement into U.S. dollars using exchange rates in effect at the date of the transactions.

We further note that the representations, warranties and covenants made by us in any agreement that is filed as an exhibit to any document that is incorporated by reference herein were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties, and covenants should not be relied on as accurately representing the current state of our affairs.

We are offering to sell, and seeking offers to buy, ADSs representing our Ordinary Shares only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the ADSs in certain jurisdictions may be restricted by law. Persons outside the U.S. who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ADSs and the distribution of this prospectus supplement and the accompanying prospectus outside the U.S. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein may include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms, including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties. In addition, certain sections of this prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein contain information obtained from independent industry and other sources that we have not independently verified. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Our ability to predict our operating results or the effects of various events on our operating results is inherently uncertain. Therefore, we caution you to consider carefully the matters described under the caption “Risk Factors” on page S-13 of this prospectus supplement, and certain other matters discussed in this prospectus supplement, the accompanying prospectus, and the information incorporated by reference herein and therein, and other publicly available sources. Such factors and many other factors beyond our control could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by the forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our ability to obtain additional financing;
•	the commercialization and market acceptance of our commercial products;
•	our ability to generate sufficient revenues from our commercial products, including obtaining commercial insurance and government reimbursement;
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our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials, and to complete the development of such therapeutic candidates and obtain approval for marketing by the Food and Drug Administration (“FDA”) or other regulatory authorities;

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our reliance on third parties to satisfactorily conduct key portions of our commercial operations, including manufacturing and other supply chain functions, market analysis services, safety monitoring, regulatory reporting and sales data analysis and the risk that those third parties may not perform such functions satisfactorily;

•	our ability to maintain an appropriate sales and marketing infrastructure;
•	our ability to establish and maintain corporate collaborations;
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that our current commercial products or commercial products that we may commercialize or promote in the future may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for those products;

•	our exposure to significant drug product liability claims;
•	the completion of any postmarketing studies or trials;
•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and to maintain our own marketing and commercialization capabilities;
•	our estimates of the markets, their size, characteristics and their potential for our commercial products and therapeutic candidates and our ability to serve those markets;
•	the successful commercialization of products we in-license or acquire;

•	our inability to enforce claims relating to a breach of a representation and warranty by a counterparty;
•	the hiring and continued employment of executives, sales personnel, and contractors;
•	our receipt and timing of regulatory clarity and approvals for our commercial products and therapeutic candidates, and the timing of other regulatory filings and approvals;
•
the initiation, timing, progress, and results of our research, development, manufacturing, preclinical studies, clinical trials, and other commercial efforts and therapeutic candidate development, as well as the extent and number of additional studies that we may be required to conduct;

•	our reliance on third parties to conduct key portions of our clinical trials, including data management services and the risk that those third parties may not perform such functions satisfactorily;
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our reliance on third parties to manufacture and supply our therapeutic candidates and their respective APIs with the requisite quality and manufacturing standards in sufficient quantities and within the required timeframes and at an acceptable cost;

•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates;
•	the interpretation of the properties and characteristics of our commercial products or therapeutic candidates and of the results obtained in research, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business, commercial products, and therapeutic candidates;
•	heightened attention on the problems associated with opioids;
•	the impact of other companies and technologies that compete with us within our industry;
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the scope of protection we are able to establish and maintain for intellectual property rights covering our commercial products and therapeutic candidates, including from existing or future claims of infringement, and our ability to operate our business without infringing or violating the intellectual property rights of others;

•	parties from whom we license or acquire our intellectual property defaulting in their obligations toward us;
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the failure by a licensor or a partner of ours to meet their respective obligations under our acquisition, in-license or other development or commercialization agreements or renegotiate the obligations under such agreements, or if other events occur that are not within our control, such as bankruptcy of a licensor or a partner;

•	our reliance on the actions of third parties, including sublicensors and their other sublicensees, to maintain our rights under our in-licenses which are sublicenses;
•	the effect of a potential occurrence of patients suffering serious adverse events using investigative drugs under our Expanded Access Program;
•	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats;
•	the effects of the economic and business environment, including unforeseeable events; and
•	the impact on our business of the political and security situation in Israel, the U.S. and other places in which we operate.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about us, this offering and information contained in greater detail elsewhere in this prospectus supplement, the accompanying prospectus, any free writing prospectus that we have authorized for use, and in the documents incorporated by reference. This summary is not complete and does not contain all of the information that you should consider before investing in the ADSs. You should carefully read and consider this entire prospectus supplement, the accompanying prospectus and the documents, including financial statements and related notes, and information incorporated by reference into this prospectus supplement, including the financial statements and “Risk Factors” starting on page S-13 of this prospectus supplement, before making an investment decision. If you invest in our securities, you are assuming a high degree of risk.

Our Business

We are a specialty biopharmaceutical company, primarily focused on the commercialization and development of proprietary drugs for gastrointestinal (“GI”) and infectious diseases. Our primary focus is to become a leading specialty biopharmaceutical company through our commercial presence in the U.S. to support current and potential future commercialization of products approved for marketing and of our therapeutic candidates.

We are currently focused primarily on the commercialization in the U.S. of the GI-related products, Movantik® (naloxegol), Talicia® (omeprazole, amoxicillin, and rifabutin) and Aemcolo® (rifamycin).

In addition, we continue to develop our pipeline of clinical-stage therapeutic candidates. Our development activities also include the study of our therapeutic candidates, opaganib (Yeliva®, ABC294640) and RHB-107 (upamostat), as potential treatments for COVID-19. We look for opportunities to leverage our commercial presence and capabilities in the U.S. to support the potential future launch of our therapeutic candidates currently under development, if approved by the FDA, or FDA-approved products which we may acquire in the future.

Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and/or provide improvements over existing drugs in various ways, including by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage. Our current pipeline consists of six therapeutic candidates, most in late-stage clinical development.

We generate our pipeline of therapeutic candidates by identifying, validating and in-licensing or acquiring products that are consistent with our product and corporate strategy and that have the potential to exhibit a favorable probability of therapeutic and commercial success. We have one product that we primarily developed internally which has been approved for marketing and, to date, none of our therapeutic candidates has generated meaningful revenues. We plan to commercialize our therapeutic candidates, upon approval, if any, through licensing and other commercialization arrangements outside the U.S. with pharmaceutical companies on a global and territorial basis or, in the case of commercialization in the U.S., independently with our dedicated commercial operations or in potential partnership with other commercial-stage companies. We also evaluate, on a case-by-case basis, co-development, co-promotion, licensing and similar arrangements.

U.S. and Global COVID-19 Studies with Opaganib

Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with anticancer, anti-inflammatory, and antiviral activities, targeting multiple oncology, viral, inflammatory, and gastrointestinal indications.

In July 2020, we initiated a global Phase 2/3 clinical study (NCT04467840) evaluating opaganib in hospitalized patients with severe COVID-19 pneumonia. This ongoing global multi-center, randomized, double-blind, parallel-arm, placebo-controlled study continues to enroll patients with a target of up to 270 patients requiring hospitalization and treatment with supplemental oxygen. The study has been approved in Brazil, Israel, the United Kingdom, Italy, Russia, Mexico and Colombia, with further expansion ongoing. Enrollment was initiated in August 2020 and is more than 60% complete.  In-line with evolving clinical practice and guidelines for treatment of hospitalized COVID-19 patients which aim to minimize patient intubation and mechanical ventilation, we are planning to change the primary endpoint of the global Phase 2/3 study to the proportion of patients reaching room air (no longer requiring oxygen supplementation) by Day 14, which is an existing key secondary endpoint in the protocol. Correspondingly, we are evaluating the adequacy of study sample size and may implement a resizing of the study, potentially increasing the number of patients planned to be enrolled to up to approximately 400-450 patients in total.

In December 2020, we announced that our randomized, double-blind, placebo-controlled U.S. Phase 2 study (NCT04414618) with opaganib in patients hospitalized with COVID-19 pneumonia demonstrated preliminary top-line positive safety and efficacy data. The study, which was not powered for statistical significance, enrolled 40 patients requiring hospitalization and supplemental oxygen.

Top-line results from the study found opaganib to be safe, with no material safety differences between the opaganib and placebo treatment arms. Overall, fewer patients suffered from serious adverse events (SAEs) in the opaganib treatment arm than in the placebo arm. In this small sample size, there were few events of intubation or fatality and these were balanced between the two arms.

The opaganib-treated arm demonstrated a consistent trend of greater improvement in reducing oxygen requirement by end of treatment on Day 14 across key primary and secondary efficacy outcomes, correlating with clinical improvement as defined by the World Health Organization (WHO) ordinal scale:

•	A greater improvement in the proportion of patients reaching room air and no longer requiring oxygen support by Day 14 vs. the control arm (52.6% vs. 22.2%).

•	A greater improvement in the proportion of patients with 50% reduction in supplemental oxygen by Dday 14 vs. the control arm (89.5% vs. 66.7%).

•	A higher proportion of patients discharged by Day 14 vs. the control arm (73.7% vs. 55.6%).

•	A greater reduction from baseline of the median total oxygen requirement (AUC) over 14 days vs. the control arm (68.0% vs. 46.7%).

Full analysis of the data, including viral and inflammatory biomarker analyses, baseline risk factors and SoC background therapy stratifications, is expected in the coming weeks. We will provide the data for peer review when available.

Subject to positive data from the Phase 2/3 study and subject to FDA feedback, we aim to apply for potential global emergency use authorization applications as early as possible in 2021.

We are in discussions with U.S. government agencies around potential funding or other support for the rapid advancement of opaganib toward potential emergency use approval.

Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. (“Apogee”) and completed multiple successful preclinical studies in oncology, inflammation, GI, and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors and an additional Phase 1 study in multiple myeloma.

Opaganib received orphan drug designation from the FDA for the treatment of cholangiocarcinoma and is also being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer.

Preclinical data have demonstrated both anti-inflammatory and antiviral activities of opaganib, with the potential to reduce inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, completely inhibiting viral replication in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

In December 2020, we announced that preliminary results from a preclinical study with opaganib, administered at 250 mg/kg, demonstrated a reduction of thrombosis (blood clotting) in an acute respiratory distress syndrome (ARDS) animal model. The preclinical study was designed to assess the efficacy of opaganib in reducing the incidence of adverse thromboembolic events in situ in the lipopolysaccharide (LPS)-induced model of pulmonary inflammation, a reliable model of ARDS that can mimic COVID-19 inflammation. The preliminary results from our study showed opaganib 250 mg/kg reduced blood clot length, weight and total thrombus score in the preclinical model of ARDS. We believe such preliminary results add to the known antiviral and anti-inflammatory activities of opaganib and provide a possibility of a unique triple-action effect on the pathophysiological processes associated with COVID-19.

We filed a family of provisional patent applications seeking to protect the use of opaganib in treating SARS-CoV-2 infection.

Under a compassionate use program, seven COVID-19 patients (as classified by the WHO ordinal scale) were treated with opaganib in a leading hospital in Israel. Analysis of treatment outcomes from the five patients included in the final published analysis suggested substantial benefit to patients treated with opaganib under compassionate use in both clinical outcomes and inflammatory markers as compared to a retrospective matched case-control group from the same hospital. All patients in the opaganib-treated group were discharged from hospital on room air without requiring intubation and mechanical ventilation, whereas 33% of the matched case-control group required intubation and mechanical ventilation. Median time to weaning from high-flow nasal cannula was reduced to 10 days in the opaganib-treated group, as compared to 15 days in the matched case-control group.

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee, including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development. In September 2020, Apogee was awarded a grant from Pennsylvania’s COVID-19 Vaccines, Treatments and Therapies Program, which supports the rapid advancement of promising novel COVID-19 therapies.

Our Approved and Commercial Products in the U.S.

We have established the headquarters of our U.S. commercial operations in Raleigh, North Carolina. Our U.S. operations promotes Movantik® for opioid-induced constipation in adults, Talicia® for the treatment of H. pylori infection in adults and Aemcolo® for the treatment of travelers’ diarrhea in adults. We also expect our U.S. operations to serve as the platform for potential launch of our proprietary, late-clinical stage therapeutic candidates in the U.S., if approved by the FDA, and potential in-licensed commercial-stage products in the U.S.

During 2020, we expanded our sales force from approximately 40 sales representatives to approximately 100 sales representatives. We commercially launched Talicia® in March 2020 and initiated our commercialization activities for Movantik® in April 2020. The net revenues for the fiscal quarter ended September 30, 2020 were $20.9 million, compared to $1.4 million for the fiscal quarter ended September 30, 2019, which increase was primarily attributable to revenues from Movantik®.

Movantik®

In April 2020, we acquired from AstraZeneca AB (“AstraZeneca”) worldwide rights (excluding Europe and Canada) to commercialize and develop Movantik® (naloxegol), pursuant to a license agreement, dated February 23, 2020 (the “AstraZeneca License Agreement”), and in October 2020 we obtained the rights to commercialize and develop Movantik® in Israel. Movantik® is a proprietary once-daily oral peripherally-acting mu-opioid receptor antagonist (PAMORA) approved by the FDA for the treatment of opioid-induced constipation (OIC) in adult patients with chronic non-cancer pain, including patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. We initiated our U.S. commercialization activities for Movantik® in April 2020.

Movantik® received FDA approval on September 16, 2014, for the treatment of OIC in adult patients with chronic non-cancer pain. Its label was later updated to include patients with chronic pain related to prior cancer or its treatment who do not require frequent (e.g. weekly) opioid dosage escalation. In the AstraZeneca License Agreement, we agreed to assume responsibility for completing any postmarketing requirements or commitments that may be required to retain approval. Accordingly, we will be required to continue the postmarketing observational epidemiologic study to evaluate the major adverse cardiovascular events (MACE) of Movantik®.

In August 2020, we announced that we had replaced the 2015 Movantik® co-commercialization agreement with Daiichi Sankyo, Inc. (assigned under the agreement with AstraZeneca), with a new royalty-bearing agreement. Under the terms of the new agreement, we bear all responsibilities and costs for commercializing Movantik® in the U.S. During the term of the new agreement, we pay Daiichi Sankyo a mid-teen royalty rate on net sales of Movantik® in the U.S., in addition to three annual lump sum payments, starting in the fourth quarter of 2021 and ending in 2023.

In July 2020, we amended the AstraZeneca License Agreement, whereby the parties agreed to postpone the non-contingent payment of $15.0 million by us to December 2021 and to increase the amount due by $0.5 million.

In November 2020, we announced the completion of the transition of Movantik® from AstraZeneca.

Talicia® (omeprazole, amoxicillin, and rifabutin) delayed-release capsules 10 mg/250 mg/12.5 mg

Talicia® is our proprietary drug approved for marketing in the U.S. for the treatment of H. pylori infection in adults. Talicia® is a combination of three approved drug products – omeprazole, which is a proton pump inhibitor (prevents the secretion of hydrogen ions necessary for the digestion of food in the stomach), amoxicillin and rifabutin, which are antibiotics. Talicia® is administered to patients orally.

Talicia® is designed to address the high resistance of H. pylori bacteria to the antibiotics commonly used in current standard-of-care therapies. Talicia®’s approval was supported, in part, by the results of two positive Phase 3 studies in the U.S. for the treatment of H. pylori-positive adult patients complaining of epigastric pain and/or discomfort. The confirmatory Phase 3 study of Talicia® demonstrated 84% eradication of H. pylori infection with Talicia® vs. 58% in the active comparator arm (p<0.0001). Further, in an analysis of data from this study, it was observed that subjects with measurable blood levels of drug at Day 13 had response rates of 90.3% in the Talicia® arm vs. 64.7% in the active comparator arm.

We believe that Talicia® may offer a significant benefit over other currently approved drugs in part because of the resistance profile demonstrated in our Phase 3 program, which showed no bacterial resistance to rifabutin and high resistance to clarithromycin and metronidazole.

Talicia® is the first product we developed that was approved for marketing in the U.S. Talicia® was approved by the FDA on November 1, 2019, and we launched Talicia® in the U.S. in March 2020.

In November 2014, Talicia® was granted QIDP designation by the FDA. The granted QIDP designation allows Talicia® to benefit from an additional five years of U.S. market exclusivity, on top of the standard exclusivity period, for a total of eight years of market exclusivity.

In December 2020, we announced that we had further increased unrestricted national and regional commercial coverage of Talicia® in the U.S. to extend to over 70% of commercial lives and more than 167 million Americans.

Aemcolo®

Aemcolo®, containing 194 mg of rifamycin, is an orally administered, minimally absorbed antibiotic that is delivered to the colon, approved by the FDA in 2018 for the treatment of travelers’ diarrhea caused by non-invasive strains of E. coli in adults (“Travelers’ Diarrhea”). In October 2019, we entered into a license agreement with a wholly-owned subsidiary of Cosmo Pharmaceuticals N.V. (“Cosmo”) pursuant to which we were granted exclusive rights to commercialize Aemcolo® in the U.S. In December 2019, we launched the commercialization of Aemcolo® in the U.S.

Aemcolo® received FDA approval on November 16, 2018, for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. Cosmo transferred the Aemcolo® New Drug Application (NDA) and the IND to RedHill Biopharma Inc., which were accepted on November 27, 2019. This acceptance also includes a commitment to complete any postmarketing requirements or commitments related to the NDA. There are two pediatric studies that are required to be completed to satisfy the PREA requirements and also with required milestone dates:

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Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 6 to 11 years of age.

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Conduct a randomized, placebo-controlled study to evaluate the safety, tolerability, and efficacy of Aemcolo® (rifamycin) for the treatment of travelers’ diarrhea in children from 12 to 17 years of age.

In October 2017, the FDA granted QIDP and Fast Track designations for Aemcolo®. With the QIDP designation, intended for antibacterial or antifungal drugs that treat serious or life-threatening infections, together with new chemical entity (NCE) designation, Aemcolo® enjoys marketing exclusivity until 2028. Due to the significant decrease in travel as a result of the pandemic, the travelers’ diarrhea market has been significantly impacted, and we have not generated meaningful revenues from the sale of Aemcolo®. We do not expect Aemcolo® to generate meaningful revenues until international travel returns to pre-COVID-19 pandemic levels, if at all, and there can be no assurance that we will generate meaningful revenues upon return of international travel to pre-pandemic levels.

We continue to pursue the acquisition of additional commercial products, including, without limitation, through licensing or promotion transaction, asset purchase, joint venture with, acquisition of, or merger with or other business combination with, companies with rights to commercial GI and other relevant assets and are continuously working to expand U.S.-managed care access and coverage to our commercial products, where appropriate. We plan to pursue such opportunities in the U.S. and, if available, in other jurisdictions; however, we intend to focus our commercial activities in the U.S.

Recent Developments on our Therapeutic Product Candidates

RHB‑204

RHB‑204 is a patented fixed-dose oral capsule containing a combination of three antibiotics developed for the treatment of pulmonary nontuberculous mycobacteria (NTM) disease caused by Mycobacterium avium Complex (MAC). Each capsule contains clarithromycin, clofazimine, and rifabutin, at doses distinct from RHB‑104.

In November 2020, we initiated our Phase 3 study to evaluate the efficacy and safety of RHB-204 in adults with NTM disease caused by MAC infection. This multi-center, randomized, double-blind, two-part, placebo-controlled, parallel-group Phase 3 study aims to enroll approximately 125 patients, randomized at a 3:2 ratio to receive either RHB-204 or placebo at up to 40 sites across the U.S. Study endpoints include sputum culture conversion at month six of treatment with RHB-204, compared to placebo and patient-reported outcomes, including improvements in physical functioning, respiratory symptoms and fatigue. In January 2017, we announced that RHB‑204 had been granted QIDP designation by the FDA for the treatment of pulmonary NTM disease, including eligibility for Priority Review, Accelerated Approval and an extended market exclusivity period, if approved for marketing in the U.S. In October 2020, we announced that the FDA granted RHB-204 Orphan Drug Designation which together with the QIDP designation will extend U.S. market exclusivity to a total of 12 years, if RHB-204 is approved by the FDA. In January 2021 we announced that the FDA granted RHB-204 Fast Track designation, allowing RedHill access to early and frequent communications with the FDA, to expedite the RHB-204 development program, and to a rolling review of an NDA.

RHB-107

RHB-107 (formerly Mesupron) (INN: upamostat) is a proprietary, first-in-class, orally- administered potent inhibitor of several serine proteases. We are developing this investigational new drug as a potential treatment for symptomatic COVID-19 patients that do not require hospitalization. In addition, RHB-107 has potential in targeting cancer, inflammatory lung diseases and gastrointestinal diseases. In November 2020 we announced that the FDA had cleared our IND application for a Phase 2/3 study evaluating RHB-107 in patients with symptomatic COVID-19 who do not require hospitalization. In December 2020, we submitted an amendment to the protocol for that trial, addressing FDA comments. The randomized, parallel-group double-blind Phase 2/3 study is expected to start enrolling patients early next year. The study will enroll patients with symptomatic diagnostically confirmed COVID-19 who do not require inpatient care. The primary endpoints will be time to recovery from symptomatic illness compared to placebo, as well as safety and tolerability of RHB-107. Several secondary and exploratory endpoints will also be assessed. In September 2020 we announced that RHB-107 was studied in a 3D tissue model of human bronchial epithelial cells (EpiAirway™) which morphologically and functionally resembles the human airway and is similar to the model used to discover SARS-CoV-2. The study was designed to evaluate the in vitro efficacy of RHB-107 in inhibiting SARS-CoV-2 infection and included a positive control of camostat. Results from the study demonstrated potent inhibition of SARS-CoV-2 viral replication.

Ongoing Negotiation of Licensing and Manufacturing Terms with Cosmo Pharmaceuticals

On August 12, 2020, we entered into a binding term sheet with Cosmo for an exclusive licensing and manufacturing agreement for multiple products; however we and Cosmo are still negotiating the scope and terms of the collaboration, and there is no assurance that a definitive agreement will be executed with respect to one or more of the relevant products in the term sheet.  Additionally, we now expect that the previously planned collaboration regarding the next generation of H. pylori treatment will most likely not materialize while an additional product (opaganib) is likely to be included in the collaboration, and that a definitive agreement with respect to other products, if executed, is likely to be on materially different terms than the term sheet.

On January 11, 2021 Cosmo announced that it had successfully completed a Phase 2 Proof of Concept (“POC”) clinical trial of Rifamycin-MMX 600mg in patients with diarrhea-predominant irritable bowel syndrome (“IBS-D”). As part of our Exclusive License Agreement of October 2019 with Cosmo for the U.S. rights to Aemcolo® (rifamycin), we maintain certain rights, including a right of first refusal, in relation to Rifamycin-MMX 600mg in the U.S. Cosmo reported that results of the Phase 2 POC study show the achievement of statistical significance in all the study populations (intent-to-treat, full analysis study, modified full analysis study and per protocol) for the composite primary endpoint (substantial pain and diarrhea decrease) [OR 3.26 (1.39 – 7.67); p-value 0.0066] and for most secondary endpoints such as adequate relief of IBS-related symptoms [OR 2.18 (1.12 – 4.26); p-value 0.0227] and IBS-related bloating at the end of treatment period [OR 2.13 (1.11 – 4.07); p-value 0.0223].

COVID-19 Impact on our Business

In an effort to contain and mitigate the spread of COVID-19, many countries around the world, including the U.S. and Israel, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus and closed non-essential businesses and offices, and as of the date of this prospectus supplement, many local jurisdictions continue to have such restrictions in place. As many local jurisdictions continue to have such restrictions in place, our ability to continue to operate our business may also be limited. Such events may result in a period of office closures, business, supply and drug product manufacturing disruption, and in reduced operations, any of which could materially affect our business, financial condition and results of operations. Moreover, the COVID-19 pandemic may further divert the attention and efforts of the medical community to coping with COVID-19 and disrupt the marketplace in which we operate and may have a material adverse effect on our operations. In addition, SARS-CoV-2 infections of our employees may cause disruption to our operations.

To date, the financial impact on our business has been moderate, and we have put in place a comprehensive alternative commercial strategy to support our growth initiatives while adhering to government and health regulatory guidelines. Additionally, to date, there have been no significant disruptions to our supply chain, and we currently have sufficient supply of commercial products on hand to meet U.S. commercial demand. However, we have experienced decreased commercial activities which have affected the sales of some of our commercial products due to slower initiation of certain promotional activities associated with a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. The ability to successfully commercialize Talicia® depends on in-clinic patient visits and the availability of diagnostics, both of which has have been negatively affected by the pandemic. In addition, the COVID-19 pandemic has adversely affected and may continue to adversely affect our clinical and pre-clinical trials, including our ability to initiate and complete our clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. For example, initiation of our Phase 3 study with RHB-204 in pulmonary NTM infections was deferred by two quarters to the fourth quarter of 2020. In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo®, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones. Moreover, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea.

Assessment of the complete extent of the impact of COVID-19 on our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. The continuation of the COVID-19 pandemic could materially disrupt our business and operations and have an adverse effect on the global markets and global economy generally, including on the availability and cost of employees, resources, materials, manufacturing and delivery efforts, and other aspects of the economy.

Expanded Access Program (EAP)

We have adopted an Expanded Access Program (“EAP”), allowing patients with life-threatening diseases potential access to our investigational new drugs that have not yet received regulatory marketing approval. Expanded access (sometimes referred to as “compassionate use”) is possible outside of our clinical trials, under certain eligibility criteria, when a certain investigational new drug is needed to treat a life-threatening condition and when there is some clinical evidence suggesting that the drug might be effective for that condition. Patients who qualify for our EAP do not meet the eligibility criteria or are incapable of participating in our clinical trials for such therapeutic candidate or there is no clinical trial accessible to such patients. Following the adoption of the program, we continue to receive patient requests to obtain access to our investigational drugs. Subject to the evaluation of eligibility and all other necessary regulatory, reporting and other conditions and approvals required in all relevant jurisdictions, we provide certain patients with an investigational new drug under the EAP.

Preliminary Estimated Financial Results for the Quarter Ended December 31, 2020, and as of December 31, 2020

Our preliminary estimated net revenues for the quarter ended December 31, 2020, are expected to be in the range of approximately $21 million to $23 million, including net revenues attributable to sales of Movantik® and Talicia® of approximately $20 million and $2 million, respectively. Based on such estimates, the gross revenues of Movantik are expected to have increased for the second consecutive quarter, increasing approximately 11% over the quarter ended September 30, 2020, offset by an increase in distribution service agreement fees following the expiration of our transition service agreement with AstraZeneca. These fees are expected to decrease over time, as sales volume increase. As of December 31, 2020, our cash, cash equivalents, short-term investments and restricted cash are estimated to be approximately $46 million. Our restricted cash as of December 31, 2020 was $16 million as required by our credit agreement with HCR Collateral Management, LLC.

The preliminary estimates above represent the most current information available to our management and do not present all necessary information for an understanding of our financial condition as of and the results of operations for the period ended December 31, 2020, or as of December 31, 2020. We are currently preparing our financial results for the period ended December 31, 2020. There is no assurance that our net revenues for the period ended December 31, 2020, the estimated increase in gross revenue from Movantik, or our cash, cash equivalents, short-term investments and restricted cash as of December 31, 2020, to be reported in our financial statements, when finalized and audited, will not differ from the preliminary estimates provided. Any such differences could be material, and accordingly, prospective investors should not place undue reliance on these estimates.

The preliminary financial data included in this document has been prepared by, and is the responsibility of our management. Our independent registered public accounting firm, Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, has not audited, reviewed, compiled or applied agreed upon procedures with respect to the preliminary financial data. Accordingly, Kesselman & Kesselman does not express an opinion or any other form of assurance with respect thereto. These are preliminary estimates which should not be regarded as a representation by us, our management, or Wainwright as to our actual results for the quarter and year ended December 31, 2020.

Corporate Information

We were incorporated as a limited liability company under the laws of the State of Israel on August 3, 2009. Our principal executive offices are located at 21 Ha’arba’a Street, Tel-Aviv, Israel and our telephone number is +972 (3) 541-3131. Our web site address is http://www.redhillbio.com. The information on, or that can be accessed through, our website does not constitute part of this prospectus. Our registered agent in the U.S. is RedHill Biopharma Inc. The address of RedHill Biopharma Inc. is 8045 Arco Corporate Drive, Raleigh, NC 27617, U.S.A.

THE OFFERING

ADSs Offered by us in the offering	3,188,776 ADSs representing 31,887,760 Ordinary Shares.

Total Ordinary Shares outstanding immediately after this offering	415,869,220 Ordinary Shares (or 420,652,380 Ordinary Shares if Wainwright exercises its option to purchase additional ADSs in full).
Option to purchase additional ADSs	We have granted Wainwright an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 478,316 ADSs from us.

The ADSs
Each ADS represents 10 Ordinary Shares. The ADSs will be delivered by The Bank of New York Mellon, as depositary (the “Depositary”).

The Depositary, as depositary, or its nominee, will be the holder of the Ordinary Shares underlying your ADSs and you will have rights as provided in the Deposit Agreement, dated as of December 26, 2012, among us, the Depositary and all owners and holders from time to time of ADSs issued thereunder (the “Deposit Agreement”), a form of which has been filed as Exhibit 1 to the Registration Statement on Form F-6 filed by the Depositary with the SEC on December 6, 2012.

Subject to the terms of the Deposit Agreement and in compliance with the relevant requirements set out in the prospectus, you may turn in your ADSs to the Depositary for cancellation and withdrawal of the Ordinary Shares underlying your ADSs. The Depositary will charge you fees for such cancellations pursuant to the Deposit Agreement.

You should carefully read the “Description of American Depositary Shares” section of the accompanying prospectus and the Deposit Agreement to better understand the terms of the ADSs.

Use of Proceeds
We intend to use the net proceeds from the offering, together with our existing cash and cash equivalents, to fund our clinical development programs, commercialization activities and for acquisitions and general corporate purposes. See “Use of Proceeds.”

Risk Factors
Before deciding to invest in the ADSs, you should carefully consider the risks related to our business, the offering, the ADSs and our Ordinary Shares, and our location in Israel. See “Risk Factors” on page S-13 of this prospectus supplement and under similar headings in other documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Dividend Policy	We have never declared or paid any cash dividends to our shareholders, and we currently do not expect to declare or pay any cash dividends in the foreseeable future. See “Dividend Policy.”

Depositary	The Bank of New York Mellon

The number of Ordinary Shares to be outstanding immediately after the offering, as shown above, is based on 374,736,828 Ordinary Shares outstanding as of September 30, 2020, and excludes, as of such date, 54,503,640 Ordinary Shares issuable upon the exercise of outstanding options to purchase 54,503,640 Ordinary Shares at a weighted average exercise price of $0.91 per share (equivalent to 5,450,364 ADSs at a weighted average exercise price of $9.07 per ADS). In addition, such number of Ordinary Shares to be outstanding immediately after the offering includes an aggregate of 924,463 ADSs we sold subsequent to September 30, 2020, under our “at-the-market” equity offering program.

Unless otherwise stated, outstanding share information throughout this prospectus supplement excludes such outstanding securities and assumes no exercise of the outstanding options described above. Except as otherwise indicated, the information in this prospectus supplement assumes no exercise of Wainwright’s option to purchase additional ADSs.

RISK FACTORS

You should carefully consider the risks described below and in our annual report on Form 20-F for the year ended December 31, 2019, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including our financial statements and the related notes, before you decide to buy our securities. The risks and uncertainties described below and incorporated by reference in this prospectus supplement are not the only risks facing us. We may face additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of the risks described below or incorporated by reference in this prospectus supplement, and any such additional risks, could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Development of COVID-19 Therapy

Our pursuit of treatments for SARS-CoV-2 infection in patients entails a high level of uncertainty. We have not previously tested opaganib or RHB-107 in this capacity and cannot assure you that either of them will prove to be an effective treatment for COVID-19 or will be approved for marketing or Emergency Use Authorization by the FDA or other regulatory authorities.

In response to the global pandemic of COVID-19, we are pursuing the studies of opaganib and RHB-107 as potential treatments for COVID-19. With the exception of recent limited compassionate use with opaganib, neither opaganib nor RHB-107 has previously been tested as a treatment in human patients with viral infections including for SARS-CoV-2 infection (the cause for COVID-19). Therefore, we cannot predict the efficacy of opaganib or RHB-107, and we may be unable to provide a treatment that successfully treats COVID-19 and/or its symptoms in a timely manner, if at all. Furthermore, even if we successfully develop a viable therapeutic candidate, we may encounter difficulties developing and scaling up manufacturing processes suitable for production of sufficient supply for our clinical trials or for commercial use. We are also committing financial resources and personnel to the development of opaganib and RHB-107 as potential treatments for COVID-19, which may cause delays in or otherwise negatively impact our other development programs, despite uncertainties surrounding the longevity and extent of COVID-19 as a global health concern. Our business could be negatively impacted by our allocation of significant resources to a global health threat that is unpredictable and could rapidly dissipate or against which our potential treatments, if developed, may not be partially or fully effective.

Further, we may take a decision to discontinue the studies of opaganib and RHB-107 as potential treatments for COVID-19 for any reason, including if additional parties are successful in developing a more effective treatment or vaccine for COVID-19 or if the pandemic is effectively contained or the risk of SARS-CoV-2 infection is diminished or eliminated or if other market or business conditions and considerations support such discontinuation before we can successfully complete clinical development and obtain regulatory approval of opaganib or RHB-107 as a treatment for SARS-CoV-2 infection. We may be unable to recoup any costs we incur in the evaluation of opaganib and RHB-107 for SARS-CoV-2 infection and we may never recognize any revenue from the sale of opaganib or RHB-107 to treat COVID-19, even if we do receive one or more regulatory approvals.

Furthermore, the biotechnology sector is highly competitive and there are numerous companies that are currently pursuing a treatment for COVID-19 and vaccine for SARS-CoV-2. In particular, there are efforts by public and private entities to develop additional treatments or vaccines as fast as possible. To date, the FDA and other world health regulators have authorized emergency use of a number of vaccines for SARS-CoV-2. Other entities have or we expect will announce positive results from clinical trials for additional SARS-CoV-2 vaccine candidates. In addition, to date, there have been several drugs authorized for emergency use in treating COVID-19 patients. These and other public and private entities may develop treatments that are more effective than any we may develop, may develop a COVID-19 treatment that becomes the standard-of-care or at a lower cost or earlier than we are able to, or may be more successful at commercializing their product, which will reduce or eliminate the commercial opportunity for our therapeutic candidates. Many of these other organizations are much larger than we are and have access to larger pools of capital, including government grants and support, and broader manufacturing infrastructure.

Government involvement may limit the commercial success of our COVID-19 therapeutic candidate.

The COVID-19 pandemic has been classified as a pandemic by public health authorities, and it is possible that one or more government entities may take actions that directly or indirectly have the effect of abrogating some of our rights or opportunities. If we were to develop an anti-viral therapeutic to COVID-19, the economic value of such therapeutic to us could be limited.

Separately, various government entities, including the U.S. and other governments, are offering incentives, grants and contracts to encourage additional investment by commercial organizations into preventative and therapeutic agents against COVID-19, which may have the effect of increasing the number of competitors and/or providing advantages to competitors. Accordingly, there can be no assurance that we will be able to successfully establish a competitive market share for our COVID-19 candidates.

If we are successful in producing a COVID-19 therapeutic, we may need to devote significant resources to its scale-up and development, including for use by the U.S. or other government.

In the event that the clinical studies of opaganib and/or RHB-107 as a COVID-19 therapeutic candidate are perceived to be successful, we may need to work toward the large scale technical development, manufacturing scale-up and larger-scale deployment of the potential therapeutic through a variety of U.S. government mechanisms such as an Expanded Access Program or an Emergency Use Authorization program. In this case, we may need to devote significant resources to this program, which would require diversion of resources from our other programs. In addition, since the path to licensure of any COVID-19 therapeutic is unclear, if use of the therapeutic is mandated by the U.S. or any other government, we may have a widely used therapeutic in circulation in the U.S. or another country prior to our full validation of the overall long-term safety and efficacy profile of our therapeutic. Unexpected safety issues in these circumstances could lead to significant reputational damage for us and our therapeutic candidates going forward and other issues, including delays in our other programs, the need for re-design of our clinical trials and the need for significant additional financial resources.

In 2020, we entered into several collaborations with leading manufacturers, including with U.S.-based partners to expand manufacturing capacity of opaganib for COVID-19 in preparation for potential emergency use applications and to gradually meet subsequent large-scale demand and distribution. Short-term capacity for finished drug product is estimated at 100,000 patient treatments as we continue to build up larger initial annual scale manufacturing capacity to treat an estimated 2.8 million patients. We cannot guarantee that our ongoing efforts in relation to the drug candidates or their manufacturing, including the scale-up of manufacturing, will be successful or that we will be able to supply the potential high demand for opaganib for COVID-19 that could follow potential emergency use authorization and/or full marketing approval, if at all. The exercise of certain “march-in” rights by the U.S. government may also adversely affect our ability to supply sufficient quantities of opaganib. See “⸻The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers” below.

The development of opaganib has been supported by government-funded programs and thus may be subject to federal regulations such as “march-in” rights and certain reporting requirements, and compliance with such regulations may limit our exclusive rights and our ability to contract with manufacturers.

Our intellectual property rights to opaganib, which we in-licensed from Apogee, have been generated through the use of U.S. federal and state government funding and are therefore subject to certain federal regulations. As a result, the U.S. government may have certain rights to intellectual property embodied in opaganib pursuant to the Bayh-Dole Act of 1980, or the Bayh-Dole Act. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require the licensor to grant exclusive, partially exclusive or non-exclusive licenses to any of these inventions to a third party if it determines that (i) adequate steps have not been taken to commercialize the invention, (ii) government action is necessary to meet public health or safety needs or (iii) government action is necessary to meet requirements for public use under federal regulations (also collectively referred to as “march-in rights”). The U.S. government also has the right to take title to these inventions if the licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. These rights of the government may affect us even though the U.S. government has not previously contacted us with respect to these intellectual property rights. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations and prospects. Intellectual property generated under a government-funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources.

In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the U.S. The manufacturing preference requirement can be waived if the owner of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the U.S. or that under the circumstances domestic manufacture is not commercially feasible. This preference for having products covered by such intellectual property be substantially manufactured in the U.S. may limit our ability to contract with non-U.S. product manufacturers or even U.S. product manufacturers whose manufacturing capacity is offshore.

Risks Related to Our Business

We have a history of operating losses. We may continue to incur significant losses in the coming years.

Since our incorporation in 2009, we have focused primarily on the development and acquisition of late-stage clinical therapeutic candidates, and since we established our commercial presence in the U.S., we have focused primarily on the acquisition and commercialization or promotion of products in the U.S. Following the launch of Talicia® in the first quarter of 2020 in the U.S. and the acquisition of Movantik® in April 2020, we recorded meaningful revenues from our products; however, there is no assurance that we will be able to generate substantial positive cash flow or be profitable in the future.

We plan to further fund our future operations through commercialization and out-licensing of our therapeutic candidates, commercialization of in-licensed or acquired products and raising additional capital through equity or debt financing or through non-dilutive financing. Our current cash resources are not sufficient to complete the research and development of all of our therapeutic candidates and to fully support our commercial operations until generation of sustainable positive cash flows. We expect that we will incur additional losses as we continue to focus our resources on advancing the development of our therapeutic candidates, as well as advancing our commercial operations, based on a prioritized plan that may result a negative cash flows from operating activities.

Most of our therapeutic candidates are in late-stage clinical development. All of our therapeutic candidates will require additional clinical trials before we can obtain the regulatory approvals in order to initiate commercial sales of them, if at all. We have incurred losses since inception, principally as a result of research and development, selling, marketing, and business development, and general and administrative expenses in support of our operations. We experienced net losses of approximately $42.3 million in 2019, $38.8 million in 2018, and $45.5 million in 2017. As of September 30, 2020, we had an accumulated deficit of approximately $257.1 million. Our ability to generate sufficient revenues to sustain our business operations in accordance with our plan and to achieve profitability depends mainly upon our ability, alone or with others, to successfully commercialize or promote our current commercial products and products that we may acquire or for which we may acquire commercialization rights in the future, develop our therapeutic candidates, obtain the required regulatory approvals in various territories. We may be unable to achieve any or all of these goals with regard to our current commercial products, our therapeutic candidates or products we may commercialize or promote in the future. As a result, we may never achieve sufficient revenues to sustain our business operations in accordance with our plan or be profitable.

If we are unable to successfully continue the commercialization of Movantik® and Talicia®, our business and results of operations will suffer.

In 2020, we have undertaken efforts to expand our product portfolio, including the acquisition of certain rights to promote Movantik®, and the launch of Talicia®, as a result of which our commercial portfolio is significantly larger than it was previously. A significant portion of the revenues generated in the nine-month period ended September 30, 2020, was attributable to revenues from Movantik®, and we expect our future success will significantly depend upon our ability to successfully commercialize Movantik® and Talicia®. In addition, there can be no guarantee that we will be able to establish our own manufacturing capabilities, including through third parties, in order to continue the successful commercialization of Movantik® and Talicia®. Our success depends on obtaining reimbursement to patients for our products and there is no guarantee we will be able to secure commercial or government coverage for any of our products. There is significant pressure within the U.S. healthcare reimbursement system to reduce costs of prescription drugs which could adversely affect us. In addition, in the case of Movantik®, we face competitive pressures from other drugs in the PAMORA class as well as non-PAMORA alternatives. Our management team could face further challenges in effectively and collaboratively working with AstraZeneca (as well as Nektar Therapeutics, the originator of Movantik®, in accordance with the terms of the AstraZeneca License Agreement. In order to support our growing developmental product portfolio, we will need to achieve revenues from sales of Movantik® and Talicia® consistent with our business expectations, which may prove more difficult than currently expected. Our reputation, business, financial condition and results of operations may be materially adversely affected by any failure to meet such expectations.

The ongoing COVID-19 pandemic may adversely affect our business, revenues, results of operations and financial condition.

Outbreaks of epidemic, pandemic or contagious diseases, such as COVID-19, may adversely affect our business, financial condition and results of operations. In March 2020, the World Health Organization declared the outbreak of SARS-CoV-2 a global pandemic, and the global spread of the novel coronavirus resulted in government-imposed quarantines, travel restrictions and other public health safety measures in the United States, Israel, and other affected countries. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of SARS-CoV-2 have and may continue to have an adverse effect on the global markets and its economy and demand for pharmaceutical products, including on the availability and pricing of employees, resources, materials, manufacturing and delivery efforts and other aspects of the global economy. The spread of this pandemic has caused significant volatility and uncertainty in U.S. and international markets and has resulted in increased risks to our operations.

Specifically, we are monitoring a number of risks that have or may affect our business related to this pandemic, including the following:

•
Commercial Operations: An extended pandemic could have a material adverse effect on sales of our commercial products. We have experienced decreased commercial activities and sales of our commercial products due to slower initiation of some promotional activities due to a significant decrease in in-clinic patient visits, tests and treatments and the impact on our sales force’s ability to engage with healthcare providers in an in-person setting, cancellation of events such as industry conferences and limited local and international travel. In addition, there may be negative impact on our business as a result of COVID-19 within our commercial organization, including our sales force. The success of Talicia® depends on in-clinic patient visits and the availability of diagnostics, all of which have been negatively affected by the pandemic. In addition, the significant decrease in travel has significantly reduced the demand and sales of Aemcolo® for travelers’ diarrhea. We expect the decreased level of demand and sales of Aemcolo® to continue over the coming quarters due to the effects of the pandemic.

•
Supply Chain: An extended duration of this pandemic could result in broad supply disruptions and difficulty in finding alternative sources in the future which may adversely affect our ability to distribute certain of our commercial products for commercial supply and our therapeutic candidates for clinical supply. For example, quarantines, shelter-in-place and similar government orders, travel restrictions and health impacts of the COVID-19 pandemic could impact the availability or productivity of personnel at third-party manufacturers, distributors, freight carriers and other necessary components of our supply chain. In addition, there may be unfavorable changes in the availability or cost of raw materials, intermediates and other materials necessary for production, which may result in disruptions in our supply chain;

•
Clinical Trials: The pandemic has adversely affected and may continue to adversely affect our clinical and pre-clinical trials, including our ability to initiate and complete our clinical and pre-clinical trials within the anticipated timelines, and delays or difficulties in enrolling patients in our clinical trials and recruiting clinical site investigators and clinical site staff. Interruption of key clinical trial activities, such as clinical trial site data monitoring, due to limitations on travel imposed or recommended by government officials or entities, employers and others or interruption of clinical trial patient visits and study procedures (particularly any procedures that may be deemed non-essential), may impact the completeness of clinical trial data and clinical study endpoints. The current pressure on medical systems and the prioritization of healthcare resources toward the COVID-19 pandemic have also resulted in interruptions in data collection and submissions for certain clinical trials and delayed starts for certain planned studies. As a result, our anticipated filing and marketing timelines may be adversely impacted. For example, the initiation of the Phase 3 study with RHB-204 in first-line pulmonary NTM infections was deferred by two quarters to the fourth quarter of 2020.

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In addition, we may be unable to meet the timelines and milestones established for the contemplated postmarketing studies we are required to conduct for Aemcolo, in which case we could be subject to FDA enforcement actions and civil monetary penalties, among others, unless the FDA agrees to an extension of the timelines and milestones.

Our clinical trials can also be adversely affected by the reduction or diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trial. Any delays or interruption of our clinical trials could have an adverse effect on our development efforts of our therapeutic candidates, and failure to fulfill any postmarketing commitments could subject us to FDA enforcement actions or result in our breach of certain license agreements and cause us to lose our rights thereunder.

•
Regulatory Reviews: The operations of the FDA or other regulatory agencies may be adversely affected. We may also experience delays in necessary interactions with regulatory authorities around the world, including with respect to any anticipated filings.

Additionally, because our corporate headquarters are in Israel while our commercial office is in the U.S., there is additional risk in our ability as a company to control the activities occurring in the U.S., due to the geographic separation within our company.

The COVID-19 pandemic continues to rapidly evolve, and its ultimate scope, duration and effects are unknown. The extent of the impact of the disruptions to our business, including commercial sales and clinical development, as a result of the pandemic, will depend on future developments, which are highly uncertain and cannot be predicted with confidence. The continuation of the COVID-19 pandemic could materially disrupt our business and operations, hamper our ability to raise additional funds or sell or securities, continue to slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it hard to adequately staff our operations.

Risks Related to the ADSs

The market price of the ADSs is subject to fluctuation, which could result in substantial losses by our investors. The COVID-19 pandemic has resulted in significant financial market volatility, and its impact on the global economy remains uncertain. A continuation or worsening of the pandemic could have a material adverse impact on the market price of the ADSs. This may affect the ability of our investors to sell their ADSs, and the value of an investment in the ADSs may decline.

The stock market in general and the market price of the ADSs on the Nasdaq, in particular, are subject to fluctuation, and changes in the price of our securities may be unrelated to our operating performance. The market price of the ADSs on the Nasdaq have fluctuated in the past, and we expect they will continue to do so. The market price of the ADSs is and will be subject to a number of factors, including but not limited to:

•	our ability to execute our business plan, including commercialization of our current and future commercial products;
•	announcements of technological innovations or new therapeutic candidates or new products approved for marketing by us or others;
•	announcements by us of significant acquisitions, strategic partnerships, in-licensing, out-licensing, joint ventures or capital commitments;
•	our ability to comply with the various covenants under our credit agreement with HCR Collateral Management, LLC;
•	expiration or terminations of licenses, research contracts or other commercialization or development agreements;
•	public concern as to the safety of drugs we, our commercialization or development partners or others market or develop;
•	the volatility of market prices for shares of biopharmaceutical companies generally;
•	success or failure of research and development projects;
•	departure of or major events adversely affecting key personnel;
•	developments concerning intellectual property rights or regulatory approvals;
•	variations in our and our competitors’ results of operations;
•	changes in earnings estimates or recommendations by securities analysts, if the ADSs are covered by analysts;
•	changes in government regulations or patent proceedings and decisions;
•	developments by our development or commercialization partners; and
•	general market conditions, geopolitical conditions and other factors, including factors unrelated to our operating performance.
These factors and any corresponding price fluctuations may materially and adversely affect the market price of the ADSs and result in substantial losses by our investors.

Additionally, market prices for securities of biotechnology and pharmaceutical companies historically have been very volatile. The market for these securities has from time to time, experienced significant price and volume fluctuations for reasons unrelated to the operating performance of any one company. The COVID-19 pandemic has resulted in significant financial market volatility and uncertainty. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital, on our business, results of operations and financial condition, and on the market price of the ADSs. In the past, following periods of market volatility, shareholders have often instituted securities class action litigation and derivative actions. If we were involved in securities or other litigation, it could have a substantial cost and divert resources and attention of management from our business, even if we are successful.

U.S. holders of ADSs may suffer adverse tax consequences if we were characterized as a passive foreign investment company.

Based on the current composition of our gross income and assets and on reasonable assumptions and projections, we believe we will not be treated as a passive foreign investment company (a “PFIC”), for U.S. federal income tax purposes for 2021. However, there can be no assurance that this will be the case in 2021 or in future taxable years. If we were characterized as a PFIC, U.S. holders of the ADSs may suffer adverse tax consequences. Generally, gains realized on the sale of the ADSs would be treated as ordinary income, rather than capital gain, the preferential rate otherwise applicable to dividends received in respect of the ADSs by individuals who are U.S. holders would not be available, and interest charges would apply to certain distributions by us and the proceeds from sales of the ADSs.

Risks Related to the Offering

We will have broad discretion in how to use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our investors.

We will have broad discretion as to the use of the net proceeds from this offering and could use them for purposes other than those contemplated at the time of this offering. Accordingly, you will be relying on the judgment of our management with regard to the use of these net proceeds, and you will not have the opportunity as part of your investment decision to assess whether the proceeds are being used appropriately. Our needs may change as the business and the industry that we address evolves. As a result, the proceeds to be received in this offering may be used in a manner significantly different from our current expectations. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return. The failure of our management to use such funds effectively could have a material adverse effect on our business, financial condition, operating results and cash flow.

You may experience immediate and substantial dilution in book value of any ADSs you purchase.

Based on the public offering price and the net tangible book value per ADS as of September 30, 2020, because the price per ADS being offered in this offering is substantially higher than the net tangible book value per ADS, you will suffer immediate and substantial dilution in the net tangible book value per ADS you may purchase in this offering. See “Dilution” on page S-21 for a more detailed discussion of the dilution you will incur in connection with this offering.

Future sales of the ADSs, or the perception that future sales may occur, may cause the market price of the ADSs to decline, even if our business is doing well.

Sales by the ADS holders of a substantial number of ADSs in the public market could occur in the future. These sales, or the perception in the market that the holders of a large number of ADSs intend to sell shares, may cause the market price of the ADSs and Ordinary Shares to decline.

You may experience future dilution as a result of future equity offerings.

To raise additional capital, we may in the future offer additional ADSs, Ordinary Shares or other securities convertible into or exchangeable for the ADSs or Ordinary Shares at prices that may not be the same as the price per share in this offering. We may sell ADSs, Ordinary Shares or other securities in any other offering at a price per share that is less than the price per share paid by investors in this offering, and investors purchasing shares or other securities in the future could have rights superior to the rights of ADSs holders. The price per share at which we sell additional ADSs, Ordinary Shares or securities convertible or exchangeable into ADSs or Ordinary Shares, in future transactions may be higher or lower than the price per ADS paid by investors in this offering.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 3,188,776 of the ADSs representing 31,887,760 Ordinary Shares in this offering will be approximately $23.1 million, or approximately $26.6 million if Wainwright exercises in full its option to purchase 478,316 additional ADSs, after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

We intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to fund our clinical development programs, commercialization activities and for acquisitions and general corporate purposes.

The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our clinical trials, whether or not we enter into strategic collaborations or partnerships, and our operating costs and expenditures. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. In addition, while we have not entered into any binding agreements or commitments relating to any significant transaction as of the date of this prospectus supplement that we expect to use the net proceeds from this offering, we may use a portion of the net proceeds to pursue acquisitions, joint ventures and other strategic transactions.

DILUTION

If you invest in the ADSs, your interest will be diluted immediately to the extent of the difference between the offering price per ADS and our as-adjusted net tangible book value per ADS after this offering.

Our net tangible book value as of September 30, 2020, was approximately $(37.29) million, or approximately $(1.00) per ADS. Net tangible book value represents the amount of our total tangible assets minus total liabilities, net of leases presented as right-of-use assets and lease liabilities. Dilution in net tangible book value per ADS represents the difference between the amount per ADS paid by purchasers of ADSs in this offering and the net tangible book value per ADS immediately after this offering.

After giving effect to our sale of an aggregate of 924,463 ADSs subsequent to September 30, 2020, under our existing “at-the-market” equity offering program established pursuant to the sales agreement with SVB Leerink LLC dated July 23, 2019, for total net proceeds of $8.4 million, after commission and expenses (the “ATM Sales”), our pro forma net tangible book value as of September 30, 2020 would have been approximately $(28.93) million, or approximately $(0.76) per ADS.

After giving effect to the ATM Sales and giving further effect to the sale of 3,188,776 ADSs in this offering at the offering price of $7.84 per ADS and after deducting commissions and estimated offering expenses payable by us, our pro forma as-adjusted net tangible book value as of September 30, 2020 would have been approximately $(5.83) million, or $(0.15) per ADS. This represents an immediate increase in net tangible book value of $0.61 per ADS to our existing shareholders and an immediate dilution in net tangible book value of approximately $7.99 per ADS to purchasers of the ADSs in this offering, as illustrated by the following table:

Public offering price per ADS		$7.84

Net tangible book value per ADS as of September 30, 2020	$(1.00)

Increase in net tangible book value per ADS attributable to the ATM Sales	$0.24

Pro forma net tangible book value per ADS at September 30, 2020, after giving effect to the ATM Sales	$(0.76)

Increase in pro forma net tangible book value per ADS attributable to new investors purchasing ADSs in this offering	$0.61

Pro forma as-adjusted net tangible book value per ADS at September 30, 2020 after giving effect to the ATM Sales and this offering		$(0.15)

Dilution per ADS to new investors purchasing our ADSs in this offering		$7.99

The above discussion and table are based on 374,736,828 Ordinary Shares outstanding as of September 30, 2020, and exclude, as of such date 54,503,640 Ordinary Shares issuable upon the exercise of outstanding options to purchase 54,503,640 Ordinary Shares at a weighted average exercise price of $0.91 per share (equivalent to 5,450,364 ADSs at a weighted average exercise price of $9.07 per ADS).

The as-adjusted information discussed above is illustrative only. Our net tangible book value following the completion of the offering is subject to further adjustment based on the actual offering price of our ADSs and other terms of this offering determined at pricing.

If Wainwright exercises in full its option to purchase up to an additional 478,316 ADSs, the pro forma as-adjusted net tangible book value after this offering would be $(0.06) per ADS, representing an increase in pro forma net tangible book value of $0.70 per ADS to our existing stockholders and immediate dilution in net tangible book value of $7.90 per share to new investors purchasing ADSs in this offering.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our total capitalization as of September 30, 2020:

•	on an actual basis;

•	on a pro forma basis, giving effect to the ATM Sales; and

•
on a pro forma as-adjusted basis to reflect the ATM Sales and the sale of 3,188,776 ADSs in this offering at a public offering price of $7.84 per ADS, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering.

The information set forth in the following table should be read in conjunction with and is qualified in its entirety by reference to the audited and unaudited financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of September 30, 2020
(In thousands, except share data)	Actual	Pro Forma	Pro Forma As Adjusted

Total debt (1)	$140,235	$140,235	$140,235
Ordinary shares, par value NIS 0.01 per share	1,025	1,055	1,156
Additional paid-in capital	284,806	293,143	316,141
Accumulated deficit	(257,085)	(257,085)	(257,085)
Total shareholders’ equity	$28,746	$37,113	$60,212

Total capitalization and indebtedness	$168,981	$177,348	$200,447

(1)
Includes $31.6 million reported as current liabilities, which mainly consist of accounts payable and accrued expenses, and $108.6 million reported as non-current liabilities, which mainly consist of borrowing and payable in respect of intangible assets purchase.

The above discussion and table are based on 374,736,828 Ordinary Shares outstanding as of September 30, 2020, and exclude, as of such date 54,503,640 Ordinary Shares issuable upon the exercise of outstanding options to purchase 54,503,640 Ordinary Shares at a weighted average exercise price of $0.91 per share (equivalent to 5,450,364 ADSs at a weighted average exercise price of $9.07 per ADS).

DIVIDEND POLICY

We have never declared or paid any cash dividends to our shareholders. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future.

MATERIAL TAX CONSIDERATIONS

Israeli Tax Considerations

General

The following is a summary of the material tax consequences under Israeli law concerning the purchase, ownership and disposition of our Ordinary Shares or American Depositary Shares (collectively, the “Shares”).

This discussion does not purport to constitute a complete analysis of all potential tax consequences applicable to investors upon purchasing, owning or disposing of our Shares. In particular, this discussion does not take into account the specific circumstances of any particular investor (such as tax-exempt entities, financial institutions, certain financial companies, broker-dealers, investors that own, directly or indirectly, 10% or more of our outstanding voting rights, all of whom are subject to special tax regimes not covered under this discussion). To the extent that issues discussed herein are based on legislation that has yet to be subject to judicial or administrative interpretation, there can be no assurance that the views expressed herein will accord with any such interpretation in the future.

Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership, and disposition of the Shares, including, in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 23% for the 2020 tax year.

Taxation of Shareholders

Capital Gains

Capital gains tax is imposed on the disposition of capital assets by an Israeli resident and on the disposition of such assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) are shares or a right to a share in an Israeli resident corporation, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless an exemption is available or unless an applicable double tax treaty between Israel and the seller’s country of residence provides otherwise. The Israeli Income Tax Ordinance distinguishes between “Real Gain” and the “Inflationary Surplus”. “Real Gain” is the excess of the total capital gain over Inflationary Surplus generally computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of disposition. Inflationary Surplus is not subject to tax.

Real Gain accrued by individuals on the sale of the Shares will be taxed at the rate of 25%. However, if the individual shareholder is a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of one of the Israeli resident company’s means of control) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%.

Corporate and individual shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (23% in 2019 and thereafter), and a marginal tax rate of up to 50% in 2020 for individuals, including an excess tax (as discussed below).

Notwithstanding the foregoing, capital gains generated from the sale of our Shares by a non-Israeli shareholder may be exempt from Israeli tax under the Israeli Income Tax Ordinance provided that the following cumulative conditions are met: (i) the Shares were purchased upon or after the registration of the Shares on the stock exchange (this condition may not apply to shares purchased on or after January 1, 2009) and (ii) the seller does not have a permanent establishment in Israel to which the generated capital gain is attributed. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if Israeli residents: (i) have a 25% or more interest in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the income or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption would not be available to a person whose gains from selling or otherwise disposing of the securities are deemed to be business income.

In addition, the sale of the Shares may be exempt from Israeli capital gains tax under the provisions of an applicable double tax treaty. For example, the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Double Tax Treaty, exempts a U.S. resident (for purposes of the U.S.-Israel Double Tax Treaty) from Israeli capital gain tax in connection with the sale of the Shares, provided that: (i) the U.S. resident owned, directly or indirectly, less than 10% of the voting power of the company at any time within the 12-month period preceding such sale; (ii) the U.S. resident, being an individual, is present in Israel for a period or periods of less than 183 days during the taxable year; and (iii) the capital gain from the sale was not derived through a permanent establishment of the U.S. resident in Israel; however, under the U.S.-Israel Double Tax Treaty, the taxpayer would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Double Tax Treaty does not relate to U.S. state or local taxes.

Payers of consideration for the Shares, including the purchaser, the Israeli stockbroker or the financial institution through which the Shares are held, are obligated, subject to certain exemptions, to withhold tax upon the sale of Shares at a rate of 25% of the consideration for individuals and corporations.

Upon the sale of traded securities, a detailed return, including a computation of the tax due, must be filed and an advance payment must be paid to the Israeli Tax Authority on January 31 and July 31 of every tax year in respect of sales of traded securities made within the previous six months. However, if all tax due was withheld at source according to applicable provisions of the Israeli Income Tax Ordinance and regulations promulgated thereunder, such return need not be filed, and no advance payment must be paid. Capital gains are also reportable on annual income tax returns.

Dividends

Dividends distributed by a company to a shareholder who is an Israeli resident individual will generally be subject to income tax at a rate of 25%. However, a 30% tax rate will apply if the dividend recipient is a Controlling Shareholder, as defined above, at the time of distribution or at any time during the preceding 12-month period. If the recipient of the dividend is an Israeli resident corporation, such dividend will generally be exempt from Israeli income tax provided that the income from which such dividend is distributed, derived or accrued within Israel.

Dividends distributed by an Israeli resident company to a non-Israeli resident (either an individual or a corporation) are generally subject to Israeli withholding tax on the receipt of such dividends at the rate of 25% (30% if the dividend recipient is a Controlling Shareholder at the time of distribution or at any time during the preceding 12-month period). These rates may be reduced under the provisions of an applicable double tax treaty. For example, under the U.S.-Israel Double Tax Treaty, the following tax rates will apply in respect of dividends distributed by an Israeli resident company to a U.S. resident: (i) if the U.S. resident is a corporation which holds during that portion of the taxable year which precedes the date of payment of the dividend and during the whole of its prior taxable year (if any), at least 10% of the outstanding shares of the voting stock of the Israeli resident paying corporation and not more than 25% of the gross income of the Israeli resident paying corporation for such prior taxable year (if any) consists of certain types of interest or dividends the tax rate is 12.5%; (ii) if both the conditions mentioned in clause (i) above are met and the dividend is paid from an Israeli resident company’s income which was entitled to a reduced tax rate under The Law for the Encouragement of Capital Investments, 1959, the tax rate is 15%; and (iii) in all other cases, the tax rate is 25%. The aforementioned rates under the U.S.-Israel Double Tax Treaty will not apply if the dividend income is attributed to a permanent establishment of the U.S. resident in Israel.

Excess Tax

Individual holders who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) and who have taxable income that exceeds a certain threshold in a tax year ((NIS 651,600 for 2020, linked to the Israeli Consumer Price Index) will be subject to an additional tax at the rate of 3% on his or her taxable income for such tax year that is in excess of such amount. For this purpose, taxable income includes taxable capital gains from the sale of securities and taxable income from interest and dividends, subject to the provisions of an applicable double tax treaty.

Estate and Gift Tax

Israel does not currently impose estate or gift taxes if the Israeli Tax Authority is satisfied that the gift was made in good faith and on condition that the recipient of the gift is not a non-Israeli resident.

Foreign Exchange Regulations

Non-residents of Israel who hold our Shares are able to receive any dividends, and any amounts payable upon the dissolution, liquidation and winding up of our affairs, repayable in non-Israeli currency at the rate of exchange prevailing at the time of conversion. However, Israeli income tax is generally required to have been paid or withheld on these amounts. In addition, the statutory framework for the potential imposition of currency exchange control has not been eliminated and may be restored at any time by administrative action.

U.S. Federal Income Tax Considerations

The following is a summary of the material U.S. federal income tax consequences relating to the ownership and disposition of our Ordinary Shares and ADSs by U.S. Holders, as defined below. This summary addresses solely U.S. Holders who acquire ADSs pursuant to this offering and who hold Ordinary Shares or ADSs, as applicable, as capital assets for tax purposes. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), current and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial decisions as of the date hereof, all of which are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. This summary does not address all U.S. federal income tax matters that may be relevant to a particular holder or all tax considerations that may be relevant with respect to an investment in our Ordinary Shares or ADSs.

This summary does not address tax considerations applicable to a holder of our Ordinary Shares or ADSs that may be subject to special tax rules including, without limitation, the following:

•	dealers or traders in securities, currencies or notional principal contracts;
•	banks, insurance companies and other financial institutions;
•	real estate investment trusts;
•	persons subject to the alternative minimum tax;
•	tax-exempt organizations;
•	traders that have elected mark-to-market accounting;
•	corporations that accumulate earnings to avoid U.S. tax;
•	pension plans;
•	investors that hold the Ordinary Shares or ADSs as part of a “straddle,” “hedge,” or “conversion transaction” with other investments;
•	regulated investment companies;
•	persons that actually or constructively own 10 percent or more of our shares by vote or by value;
•
persons that are treated as partnerships or other pass-through entities for U.S. federal income purposes and persons who hold the Ordinary Shares or ADSs through partnerships or other pass-through entities; and

•	persons whose functional currency is not the U.S. dollars.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local, or foreign tax consequences to a holder of our Ordinary Shares or ADSs.

You are urged to consult your own tax advisor regarding the foreign and U.S. federal, state, and local and other tax consequences of an investment in Ordinary Shares or ADSs.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of an Ordinary Share or ADS that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•
a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the U.S. or under the laws of the U.S., any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•
a trust (1) if (a) a court within the U.S. is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If an entity or arrangement that is classified as a partnership for U.S. federal tax purposes holds Ordinary Shares or ADSs, the U.S. federal tax treatment of its partners will generally depend upon the status of the partners and the activities of the partnership. Entities or arrangements that are classified as partnerships for U.S. federal tax purposes and persons holding Ordinary Shares or ADSs through such entities should consult their own tax advisors.

In general, if you hold ADSs, you will be treated as the holder of the underlying Ordinary Shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, gain or loss generally will not be recognized if you exchange ADSs for the underlying Ordinary Shares represented by those ADSs.

Distributions

Subject to the discussion under “—Passive Foreign Investment Companies” below, the gross amount of any distribution, including the amount of any Israeli taxes withheld from such distribution, see “Material Tax Considerations—Israeli Tax Considerations,” actually or constructively received by a U.S. Holder with respect to an Ordinary Share (or, in the case of an ADS, received by the depositary) will be taxable to the U.S. Holder as foreign-source dividend income to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. A U.S. Holder will not be eligible for any dividends received deduction in respect of the dividends paid by us. Distributions in excess of earnings and profits will be non-taxable to the U.S. Holder to the extent of the U.S. Holder’s adjusted tax basis in its Ordinary Share or ADS. Distributions in excess of such adjusted tax basis will generally be taxable to the U.S. Holder as capital gain from the sale or exchange of property as described below under “—Sale or Other Disposition of Ordinary Shares or ADSs.” If we do not report to a U.S. Holder the portion of a distribution that exceeds earnings and profits, then the distribution will generally be taxable as a dividend. The amount of any distribution of property other than cash will be the fair market value of that property on the date of distribution.

Qualified dividends received by non-corporate U.S. Holders will be subject to U.S. federal income tax at the preferential long-term capital gains rate of, currently, a maximum of 20%. Dividends distributed with respect to our Ordinary Shares or ADSs are qualified dividend only if we are treated as a “qualified foreign corporation” and such U.S. Holder  has a holding period with respect to our Ordinary Shares or ADSs of at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. We are a “qualified foreign corporation” if we are not a PFIC for the year in which the dividend is paid or for the preceding taxable year and either (a) we are eligible for the benefits under the U.S.-Israel Double Tax Treaty or (b) the Ordinary Shares or ADSs are readily tradable on an established securities market in the U.S. As discussed below in “—Passive Foreign Investment Companies,” we do not anticipate being treated as a PFIC for this year; however, there can be no assurance that we will not be treated as a PFIC for our current taxable or future taxable years. You should consult your own tax advisor regarding the availability of this preferential tax rate under your particular circumstances.

The amount of any distribution paid in a currency other than U.S. dollars (a “foreign currency”), including the amount of any withholding tax thereon, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar value of the foreign currency calculated by reference to the exchange rate in effect on the date of the U.S. Holder’s (or, in the case of ADSs, the depositary’s) receipt of the dividend, regardless of whether the foreign currency is converted into U.S. dollars. If the foreign currency is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize a foreign currency gain or loss in respect of the dividend. If the foreign currency received in the distribution is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency will be treated as U.S. source ordinary income or loss.

Subject to certain conditions and limitations, any Israeli taxes withheld on dividends may be creditable against a U.S. Holder’s U.S. federal income tax liability, subject to generally applicable limitations. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit in your particular situation.

Sale or Other Disposition of Ordinary Shares or ADSs

Subject to the discussion under “—Passive Foreign Investment Companies” below, a U.S. Holder that sells or otherwise disposes of its Ordinary Shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and such U.S. Holder’s adjusted basis in the Ordinary Shares or ADSs. Such gain or loss generally will be capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder’s holding period of the Ordinary Shares or ADSs exceeds one year at the time of the sale or other disposition. Long-term capital gains realized by non-corporate U.S. Holders are generally subject to a preferential U.S. federal income tax rate. In general, gain or loss recognized by a U.S. Holder on the sale or other disposition or our Ordinary Shares or ADSs will be U.S. source gain or loss for purposes of the foreign tax credit limitation.

If a U.S. Holder receives foreign currency upon a sale or exchange of Ordinary Shares or ADSs, gain or loss in respect of such foreign currency will be recognized in the manner described above under “—Distributions.”

As discussed above under the heading “Material Tax Considerations—Israeli Tax Considerations—Taxation of Shareholders,” a U.S. Holder who holds Ordinary Shares or ADSs through an Israeli broker or other Israeli intermediary may be subject to Israeli withholding tax on any capital gain recognized on a sale or other disposition of the Ordinary Shares or ADSs if the U.S. Holder does not obtain approval of an exemption from the Israeli Tax Authorities or does not claim any allowable refunds or reductions. U.S. Holders are advised that any Israeli tax paid under circumstances in which an exemption from (or a refund of or a reduction in) such tax was available will not be creditable for U.S. federal income tax purposes. U.S. Holders are advised to consult their Israeli broker or intermediary regarding the procedures for obtaining an exemption or reduction.

Medicare Tax on Unearned Income

Non-corporate U.S. Holders whose income exceeds certain thresholds are required to pay an additional 3.8% tax on their net investment income, which includes dividends paid on the Ordinary Shares or ADSs and capital gains from the sale or other disposition of the Ordinary Shares or ADSs.

Passive Foreign Investment Companies

Although we do not anticipate being treated as a PFIC for this year, it is possible that based on the value and composition of our assets, we may be treated as a PFIC for U.S. federal income tax purposes for future taxable years. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income for such taxable year is passive income; or
•
at least 50% of the value of its assets (based on an average of the fair market values of the assets determined at the end of each quarter during a taxable year) is attributable to assets that produce or are held for the production of passive income.

For purposes of the above calculations, if a non-U.S. corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, it will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received a proportionate share of the income of such other corporation directly. Passive income generally includes, among other things, dividends, interest, rents, royalties and certain capital gain, but generally excludes rents and royalties that are derived in the active conduct of a trade or business and which are received from a person other than a related person.

A separate determination must be made each taxable year as to whether we are a PFIC (after the close of each such taxable year). Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of the Ordinary Shares or ADSs, our PFIC status will depend in large part on the market price of the Ordinary Shares or ADSs, which may fluctuate significantly.

If we are a PFIC for any year during which a U.S. Holder holds Ordinary Shares or ADSs, such Ordinary Shares or ADSs generally will continue to be treated as Ordinary Shares or ADSs in a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds the Ordinary Shares or ADSs, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to the Ordinary Shares or ADSs such U.S. Holder holds. If such election is made, a U.S. Holder will be deemed to have sold the Ordinary Shares or ADSs it holds at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the U.S. federal income tax treatment described below. After the deemed sale election, the Ordinary Shares or ADSs with respect to which the deemed sale election was made will not be treated as Ordinary Shares or ADSs in a PFIC unless we subsequently become a PFIC.

For each taxable year for which we are treated as a PFIC with respect to a U.S. Holder, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” it receives and any gain it realizes from a sale or other disposition (including a pledge) of the Ordinary Shares or ADSs, unless it makes a “mark-to-market” election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions it received during the shorter of the three preceding taxable years or its holding period for the Ordinary Shares or ADSs will be treated as an excess distribution. Under these special tax rules, if a U.S. Holder receives any excess distribution or realizes any gain from a sale or other disposition of the Ordinary Shares or ADSs:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or ADSs;
•
the amount of excess distribution or gain allocated to the current taxable year, and any taxable year before the first taxable year in which we were a PFIC, must be included in the U.S. Holder’s gross income (as ordinary income) for the current tax year; and

•
the amount allocated to each other year will be subject to the highest marginal tax rate in effect with respect to such U.S. Holder for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to such amounts allocated to each other year.

The tax liability for amounts allocated to years before the year of disposition or “excess distribution” cannot be offset by any losses for such years. Additionally, any gains realized on the sale of the Ordinary Shares or ADSs cannot be treated as capital gains.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, such U.S. Holder will also be deemed to own its proportionate share of any of our subsidiaries that are PFICs, and such U.S. Holder may be subject to the rules described in the preceding two paragraphs with respect to the shares of such subsidiaries that are PFICs it would be deemed to own. As a result, a U.S. Holder may incur liability for any “excess distribution” described above if we receive a distribution from such subsidiaries that are PFICs or if any we dispose of, or are deemed to dispose of, any shares in such subsidiaries that are PFICs. You should consult your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the general tax treatment for PFICs discussed above. If a U.S. Holder makes a mark-to-market election for the Ordinary Shares or ADSs, such U.S. Holder will include in income for each year we are a PFIC an amount equal to the excess, if any, of the fair market value of the Ordinary Shares or ADSs as of the close of such U.S. Holder’s taxable year over such U.S. Holder’s adjusted basis in such Ordinary Shares or ADSs. a U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the Ordinary Shares or ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Ordinary Shares or ADSs included in a U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares or ADSs, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Ordinary Shares or ADSs, as well as to any loss realized on the actual sale or disposition of the Ordinary Shares or ADSs to the extent the amount of such loss does not exceed the net mark-to-market gains previously included for the Ordinary Shares or ADSs. A U.S. Holder’s basis in the Ordinary Shares or ADSs will be adjusted to reflect any such income or loss amounts. If a U.S. Holder makes a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except the lower applicable tax rate for qualified dividend income would not apply. If we cease to be a PFIC when a U.S. Holder has a mark-to-market election in effect, gain or loss realized by such U.S. Holder on the sale of the Ordinary Shares or ADSs will be a capital gain or loss and taxed in the manner described above under “—Sale or Other Disposition of Ordinary Shares or ADSs.”

The mark-to-market election is available only for “marketable stock,” which is a stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or another market, as defined in applicable U.S. Treasury regulations. Any trades that have as their principal purpose meeting this requirement will be disregarded. The ADSs are listed on the Nasdaq and, accordingly, provided the ADSs are regularly traded, the mark-to-market election would be available to a U.S. Holder of ADSs if we are a PFIC. Once made, the election cannot be revoked without the consent of the IRS unless the Ordinary Shares or ADSs cease to be marketable stock. If we are a PFIC for any year in which the U.S. Holder owns the Ordinary Shares or ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made. If any of our subsidiaries are or become PFICs, the mark-to-market election will not be available with respect to the shares of such subsidiaries that are treated as owned by a U.S. Holder. Consequently, a U.S. Holder could be subject to the PFIC rules with respect to income of the lower-tier PFICs the value of which already had been taken into account indirectly via mark-to-market adjustments. You should consult your own tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable a U.S. Holder to make a qualified electing fund election.

Unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual information return on IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualifying Electing Fund) containing such information as the U.S. Treasury may require. A U.S. Holder’s failure to file such annual information return could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your own tax advisors regarding the requirements of filing such information returns under these rules, taking into account the uncertainty as to whether we are currently treated as or may become a PFIC.

YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE IMPACT AND APPLICATION OF THE PFIC RULES ON YOUR INVESTMENT IN THE ORDINARY SHARES OR ADSs.

Backup Withholding and Information Reporting

Payments of dividends with respect to Ordinary Shares or ADSs and the proceeds from the sale, retirement, or other disposition of Ordinary Shares or ADSs made by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable U.S. Treasury regulations. We, or an agent, a broker, or any paying agent, as the case may be, may be required to withhold tax (backup withholding), currently at the rate of 24%, if a non-corporate U.S. Holder that is not otherwise exempt fails to provide an accurate taxpayer identification number and comply with other IRS requirements concerning information reporting. Certain U.S. Holders (including, among others, corporations and tax-exempt organizations) are not subject to backup withholding. Backup withholding is not an additional tax. Any amount of backup withholding withheld may be used as a credit against your U.S. federal income tax liability provided that the required information is furnished to the IRS. U.S. Holders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Individual U.S. Holders may be required to file certain U.S. information reporting returns with the IRS with respect to an investment in our Ordinary Shares or ADSs, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets). U.S. Holders paying more than $100,000 for our Ordinary Shares or ADSs may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. As described above under “—Passive Foreign Investment Companies,” if we were determined to be a PFIC, each U.S. Holder would be required to file an annual report containing certain information. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with the required information reporting.

You should consult your own tax advisors regarding the backup withholding tax and information reporting rules.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF AN INVESTMENT IN OUR ORDINARY SHARES OR ADSs IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

UNDERWRITING

Pursuant to the underwriting agreement with Wainwright, we have agreed to issue and sell, and Wainwright has agreed to purchase, the number of ADSs listed opposite its name below, less the underwriting discounts and commissions, on the closing date, subject to the terms and conditions contained in the underwriting agreement. The underwriting agreement provides that the obligations of Wainwright are subject to certain customary conditions precedent, representations and warranties contained therein.

Underwriter	Number of ADSs
H.C. Wainwright & Co., LLC	3,188,776
Total	3,188,776

Pursuant to the underwriting agreement, Wainwright has agreed to purchase all of the ADSs sold under the underwriting agreement if any of these ADSs are purchased, other than those ADSs covered by Wainwright’s option to purchase additional ADSs described below. Wainwright has advised us that it does not intend to confirm sales to any account over which it exercises discretionary authority.

Discounts, Commissions and Expenses

Wainwright may offer the ADSs from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on Nasdaq, or to dealers in negotiated transactions or in a combination of such methods of sale, or otherwise, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, subject to receipt and acceptance by it and subject to its right to reject any order in whole or in part. The difference between the price at which Wainwright purchases ADSs from us and the price at which Wainwright resells such ADSs may be deemed underwriting compensation. If Wainwright effects such transactions by selling ADSs to or through dealers, such dealers may receive compensation in the form of discounts, concessions or commissions from Wainwright and/or purchasers of ADSs for whom they may act as agents or to whom they may sell as principal.

Wainwright is offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters and other conditions specified in the underwriting agreement. Wainwright reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to Wainwright an option to purchase up to an additional 478,316 ADSs (up to 15% of the ADSs offered and sold in this offering) at the public offering price, less the underwriting discounts and commissions. The option is exercisable for 30 days.

Any ADSs sold by Wainwright to securities dealers will be sold at the public offering price less a selling concession not in excess of $0.3528 per ADS.

The following table shows the public offering price, underwriting discounts and commissions and proceeds, before estimated offering expenses, to us. These amounts are shown assuming both no exercise and full exercise of Wainwright’s option to purchase additional ADSs.

Per ADS	Total Without Option	Total with Option
Public offering price	$7.84	$7.84
Underwriting discounts and commissions payable by us (1)	$1,500,000	$1,725,000
Proceeds, before estimated offering expenses, to us	$23,500,003	$27,025,001

(1)
We have agreed to reimburse Wainwright for certain offering-related expenses. We also agreed to pay Wainwright reduced underwriting discounts and commissions in the amount of $0.2744 in respect of ADSs sold to a certain existing shareholder, which will result in decreased underwriting discounts and increased proceeds to us before expenses of $37,500.

Subject to certain exceptions, we have also agreed to pay Wainwright a management fee equal to 1.0% of the aggregate gross proceeds in this offering. We have agreed to reimburse the expenses of Wainwright, including its legal fees, in an amount of up to $110,000 in connection with this offering and an additional $10,000 for FINRA expenses. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed underwriting compensation for this offering.

Indemnification

We have agreed to indemnify Wainwright against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that Wainwright may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to sell any ADSs or any securities convertible into or exercisable or exchangeable into ADSs, subject to certain exceptions, for a period of 60 days from the date of this prospectus supplement, unless we obtain the prior written consent of Wainwright. This consent may be given at any time without public notice, and Wainwright may consent in its sole discretion. The exceptions to the restriction include, among other things, issuance of a limited number of ADSs, our ordinary shares or securities convertible into ADSs or our ordinary shares that are issued as consideration in a strategic transaction.

In addition, each of our directors and executive officers has entered into a lock-up agreement with Wainwright. Under the lock-up agreements, the directors and executive officers may not, directly or indirectly, sell, offer to sell, contract to sell, or grant any option for the sale (including any short sale), grant any security interest in, pledge, hypothecate, hedge, establish an open “put equivalent position” (within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of, or enter into any transaction which is designed to or could be expected to result in the disposition of, any ADSs or our ordinary shares or securities convertible into or exchangeable for ADSs or our ordinary shares, or publicly announce any intention to do any of the foregoing, unless such directors and executive officers obtain prior written consent of Wainwright for a period of 60 days from the date of this prospectus supplement. This consent may be given at any time without public notice, and Wainwright may consent in its sole discretion. Such lock-up restriction does not apply to any ADSs acquired in this offering by our directors and executive officers.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, Wainwright may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids in connection with the ADSs.

Stabilizing transactions permit bids to purchase ADSs so long as the stabilizing bids do not exceed a specified maximum.

Overallotment transactions involve sales by Wainwright of ADSs in excess of the number of ADSs Wainwright is obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by Wainwright is not greater than the number of shares that it may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. Wainwright may close out any short position by exercising its overallotment option and/or purchasing shares in the open market.

These stabilizing transactions may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor Wainwright makes any representation or prediction as to the effect that the transactions described above may have on the price of the ADSs. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, Wainwright also may engage in passive market making transactions in ADSs in accordance with Regulation M during a period before the commencement of offers or sales of ADSs in this offering and extending through the completion of the distribution. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specific purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by Wainwright, if any, participating in this offering and Wainwright may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on these websites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or Wainwright, and should not be relied upon by investors.

Other Relationships

From time to time, Wainwright and its affiliates have provided, and may provide in the future, various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

NOTICE TO INVESTORS

European Economic Area and the United Kingdom

        This prospectus has been prepared on the basis that any offer of ADSs in any member state of the European Economic Area or the United Kingdom (each a “Relevant State”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of ADSs. Accordingly any person making or intending to make an offer in that Relevant State of ADSs which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or Wainwright to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, in each case in relation to such offer. Neither the Company nor Wainwright have authorized, nor do they authorize, the making of any offer of ADSs in circumstances in which an obligation arises for the Company or Wainwright to publish or supplement a prospectus for such offer. Neither the Company nor Wainwright have authorized, nor do they authorize, the making of any offer of ADSs through any financial intermediary, other than offers made by Wainwright, which constitute the final placement of the ADSs contemplated in this prospectus.

        The expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended or superseded).

        In relation to each Relevant State, no ADSs have been offered or will be offered to the public in that Relevant State, except that offers of ADSs may be made to the public in that Relevant State:

• to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

• to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

• in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of ADSs shall require the Company or Wainwright to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who receives any communication in respect of, or who acquires any ADSs under, the offers to the public contemplated in this prospectus, or to whom the ADSs are otherwise made available, will be deemed to have represented, acknowledged and agreed to and with the Company and Wainwright that it and any person on whose behalf it acquires ADSs is a (a) qualified investor within the meaning of Article 2(e) of the Prospectus Regulation; and (b) in the case of any ADSs acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, (i) the ADSs acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant State other than qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of Wainwright has been obtained to each such proposed offer or resale, or (ii) where ADSs have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those ADSs to it is not treated under the Prospectus Regulation as having been made to such persons.

We, Wainwright and affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any ADSs to be offered so as to enable an investor to decide to purchase or subscribe for any ADSs, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Any distributor subject to Directive 2014/65/EU (as amended, “MiFID II”) subsequently offering, selling or recommending the ADSs is responsible for undertaking its own target market assessment in respect of the ADSs and determining the appropriate distribution channels for the purposes of the MiFID II product governance rules under Commission Delegated Directive (EU) 2017/593 (“Delegated Directive”). Neither the Company nor Wainwright makes any representations or warranties as to a Distributor’s compliance with the Delegated Directive.

References to Regulations or Directives include, in relation to the United Kingdom, those Regulations or Directives as they form part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in United Kingdom domestic law, as appropriate. The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, Wainwright is not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Switzerland

This document is not intended to constitute an offer to, or solicitation of, investors in Switzerland to purchase or invest in ADSs. The ADSs may not be publicly offered, directly or indirectly, in Switzerland within the meaning of FinSA (unless in circumstances falling within article 36 of the FinSA). This document does not constitute a prospectus pursuant to the FinSA and has been prepared without regard to the disclosure standards for issuance prospectuses under the FinSA, art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the ADSs or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, or the ADSs have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document has not been and will not be reviewed or approved by a Swiss reviewing body (“Prüfstelle”) pursuant to article 51 of the FinSA and does not comply with the disclosure requirements applicable to a prospectus within the meaning of article 35 of the FinSA. Further, this document will not be filed with, and the offer of ADSs will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of ADSs has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of ADSs.

Canada

The ADSs may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the ADSs must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this document is being distributed only to, and is directed only at, and any offer of the ADSs is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

Certain matters concerning this offering will be passed upon for us by Haynes and Boone, LLP, New York, New York. The validity of the securities being offered by this prospectus will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co., Tel-Aviv, Israel. Covington & Burling LLP, New York, New York, is acting as counsel to Wainwright in connection with this offering. Members of Covington & Burling LLP are the beneficial owners of an aggregate of less than 1.0% of our Ordinary Shares.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 20-F for the year ended December 31, 2019 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith file annual and special reports with, and furnish other information to, the SEC. The SEC maintains a website that contains reports and other information regarding issuers that file electronically with the SEC. You may access the SEC’s website at http://www.sec.gov. These SEC filings are also available to the public on the Israel Securities Authority’s Magna website at www.magna.isa.gov.il and from commercial document retrieval services.

This prospectus supplement is part of the registration statement on Form F-3 filed with the SEC in connection with this offering and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus supplement to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

INCORPORATION OF INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to other documents that we have filed or will file with the SEC. We are incorporating by reference in this prospectus supplement the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Securities Exchange Act of 1934, as amended before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	the description of our Ordinary Shares contained in our Registration Statement on Form 20-F filed with the SEC on December 26, 2012;

•	our Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the SEC on March 4, 2020; and

•
Reports on Form 6-K filed on March 9, 2020, March 11, 2020, March 13, 2020, March 25, 2020, April 1, 2020, April 2, 2020, April 6, 2020 (two reports), April 13, 2020, April 17, 2020 (two reports), April 20, 2020 (two reports) April 27, 2020, April 28, 2020, May 8, 2020, May 27, 2020, June 10, 2020, June 18, 2020 (relating to expansion of opaganib COVID-19 Phase 2/3 study), June 24, 2020, June 29, 2020, July 16, 2020, July 21, 2020, July 22, 2020, July 27, 2020, July 28, 2020, July 30, 2020, July 31, 2020, August 3, 2020,  August 6, 2020, August 13, 2020 (two reports), August 27, 2020, September 3, 2020, September 8, 2020, September 22, 2020 (two reports), October 7, 2020, October 8, 2020, October 13, 2020, October 14, 2020, October 26 ((report regarding Extraordinary General Meeting of Shareholders of Redhill Biopharma Ltd.), November 4, 2020, November 12, 2020 (Exhibits 1 (solely with respect to the Financial highlights for the third quarter, ended September 30, 2020, Liquidity and Capital Resources, Commercial Highlights, R&D Highlights, the Condensed Consolidated Interim Statements of Comprehensive Loss, Condensed Consolidated Interim Statements of Financial Position and Condensed Consolidated Interim Statements of Cash Flows) and Exhibit 2), November 16, 2020, November 17, 2020, November 19, 2020, November 20, 2020, November 25, 2020, December 7, 2020, December 14, 2020, December 15, 2020, December 22, 2020, December 31, 2020, January 6, 2021 and January 11, 2021.

In addition, any reports on Form 6-K submitted to the SEC prior to the termination of the offering that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus supplement forms a part.

Certain statements in and portions of this prospectus supplement update and replace information in the above-listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus supplement may update and replace statements in and portions of this prospectus supplement or the above-listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to RedHill Biopharma Ltd., 21 Ha'arba'a Street, Tel Aviv 6473921, Israel, Attn: Micha Ben Chorin, telephone number +972 (3) 541-3131. You may also obtain information about us by visiting our website at www.redhillbio.com. Information contained on our website is not part of this prospectus supplement.

PROSPECTUS

$175,000,000 of

American Depositary Shares representing Ordinary Shares,

Ordinary Shares,

Warrants to Purchase American Depositary Shares,

Subscription Rights and/or Units

Offered by the Company

REDHILL BIOPHARMA LTD.

We may offer to the public from time to time in one or more series or issuances American Depositary Shares ("ADSs"), ordinary shares, warrants, subscription rights and/or units, including the securities carried forward from the Prior Shelf Registration Statement, consisting of two or more of these classes or series of securities. Each ADS represents 10 ordinary shares.

We refer to the ADSs, ordinary shares, warrants, subscription rights and units collectively as “securities” in this prospectus.

This prospectus also may be used in connection with the issuance of up to 2,025,458 ADSs issuable upon the exercise of outstanding warrants.

Each time we sell securities pursuant to this prospectus, we will provide a supplement to this prospectus that contains specific information about the offeror, the offering and the specific terms of the securities offered. This prospectus may not be used to consummate a sale of securities by us unless accompanied by the applicable prospectus supplement. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities.

We may, from time to time, offer to sell the securities, through public or private transactions, directly or through underwriters, agents or dealers, on or off the Nasdaq Global Market or Tel Aviv Stock Exchange (the "TASE"), as applicable, at prevailing market prices or at privately negotiated prices. If any underwriters, agents or dealers are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the underwriter, agent or dealer and any applicable fees, commissions or discounts.

Our ordinary shares are traded on the TASE, and our ADSs are traded on the Nasdaq Global Market under the symbol “RDHL.” The last reported sale price for our ADSs on July 20, 2018 as quoted on the Nasdaq Global Market was $9.96 per ADS, and the last reported sale price for our ordinary shares on July 19, 2018 as quoted on the TASE was NIS3.93 per share, or $1.08 per share (based on the exchange rate reported by the Bank of Israel for such date).

Investing in these securities involves a high degree of risk. Please carefully consider the risks discussed in this prospectus under “Risk Factors” beginning on page 3 and the “Risk Factors” in “Item 3: Key Information- Risk Factors” of our most recent Annual Report on Form 20-F incorporated by reference in this prospectus and in any applicable prospectus supplement for a discussion of the factors you should consider carefully before deciding to purchase these securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities being offered by this prospectus, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 31, 2018

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this process, we may offer and sell our securities under this prospectus.

Under this shelf process, we may sell the securities described in this prospectus, including the securities carried forward from the Prior Shelf Registration Statement, in one or more offerings up to a total price to the public of $175,000,000. The offer and sale of securities under this prospectus may be made from time to time, in one or more offerings, in any manner described under the section in this prospectus entitled “Plan of Distribution.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus, and may also contain information about any material federal income tax considerations relating to the securities covered by the prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

This summary may not contain all of the information that may be important to you. You should read this entire prospectus, including the financial statements and related notes and other financial data incorporated by reference in this prospectus, before making an investment decision. This summary contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include those discussed in “Risk Factors” and “Forward-Looking Statements.”

REDHILL BIOPHARMA LTD.

Overview

Our legal and commercial name is RedHill Biopharma Ltd. We were incorporated on August 3, 2009 and were registered as a private company limited by shares under the laws of the State of Israel. Our ordinary shares are traded on TASE under the symbol “RDHL” and our ADSs are traded on the Nasdaq Global Market under the symbol "RDHL". Each ADS represents 10 ordinary shares.

We are a specialty biopharmaceutical company primarily focused on late-clinical stage development and commercialization of proprietary drugs for gastrointestinal (“GI”) diseases.  Depending on the specific development program, our therapeutic candidates are designed to exhibit greater efficacy and provide improvements over existing drugs by one or more of the following: by improving their safety profile, reducing side effects, lowering the number of administrations, using a more convenient administration form or providing a cost advantage.

In addition to our primary focus on the development of clinical-stage GI products, we have established commercial presence and capabilities in the U.S., intended primarily to support potential future launch of our GI-related therapeutic candidates currently under development in the U.S. Under agreements with third parties, our GI-focused sales force in the U.S. currently promotes Donnatal® (Phenobarbital, Hyoscyamine Sulfate, Atropine Sulfate, Scopolamine Hydrobromide) and Esomeprazole Strontium Delayed-Release Capsules 49.3mg and commercialize EnteraGam® (serum-derived bovine immunoglobulin/protein isolate (“SBI”), and we have the exclusive U.S. rights to co-promote Mytesi® (crofelemer 125 mg delayed-release tablets) to certain gastroenterologists and primary care physicians.

Our key clinical-stage development programs include: (i) TALICIA® (RHB-105) for the treatment of Helicobacter pylori infection with an ongoing confirmatory Phase III study and positive results from a first Phase III study; (ii) RHB-104 with an ongoing first Phase III study for Crohn's disease; (iii) RHB-204, with a planned pivotal Phase III study for nontuberculous mycobacteria (NTM) infections; (iv) BEKINDA® (RHB-102) with positive results from a Phase III study for acute gastroenteritis and gastritis and positive results from a Phase II study for IBS-D; (v) YELIVA® (ABC294640), a first-in-class SK2 selective inhibitor, targeting multiple oncology, inflammatory and gastrointestinal indications, with an ongoing Phase IIa study for cholangiocarcinoma; (vi) RHB-106, an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd. and (vi) RHB-107 (formerly MESUPRON), a Phase II-stage first-in-class, serine protease inhibitor, targeting cancer and inflammatory gastrointestinal diseases.

We generate our pipeline of therapeutic candidates by identifying, rigorously validating and in-licensing or acquiring products that are consistent with our products strategy and that we believe exhibit a relatively high probability of therapeutic and commercial success. Our therapeutic candidates have not yet been approved for marketing and, to date, there have been no meaningful sales. We intend to commercialize our therapeutic candidates through licensing and other commercialization arrangements with pharmaceutical companies on a global and territorial basis. We may also evaluate, on a case by case basis, co-development and similar arrangements and the independent commercialization of our therapeutic candidates in the U.S.

Corporate Information

Our principal executive offices are located at 21 Ha’arba’a Street, Tel Aviv, Israel and our telephone number is +972 (3) 541-3131. Our web site address is http://www.redhillbio.com. The information on our web site does not constitute part of this prospectus. Our registered agent in the United States is RedHill Biopharma Inc. The address of RedHill Biopharma Inc. is 8045 Arco Corporate Drive, Suite 130 Raleigh, NC 27617.

RISK FACTORS

An investment in our securities involves a high degree of risk. Our business, financial condition or results of operations could be adversely affected by any of these risks. You should carefully consider the risk factors discussed under the caption "Item 3: Key Information - Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2017, and in any other filing we make with the SEC subsequent to the date of this prospectus, each of which are incorporated herein by reference, and in any supplement to this prospectus, before making your investment decision. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. Past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods. If any of these risks actually occurs, our business, business prospects, financial condition or results of operations could be seriously harmed. This could cause the trading price of our ordinary shares (directly or in the form of ADSs) to decline, resulting in a loss of all or part of your investment. Please also read carefully the section below entitled “Forward-Looking Statements.”

FORWARD-LOOKING STATEMENTS

This prospectus, including the information incorporated by reference into this prospectus, contains, and any prospectus supplement may include forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
•	our ability to obtain additional financing;
•	our receipt of regulatory clarity and approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;
•	the initiation, timing, progress and results of our research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, as well as the extent and number of additional studies that we may be required to conduct;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;
•	our ability to establish and maintain corporate collaborations;
•	that products we promote or commercialize may be withdrawn from the market by regulatory authorities and our need to comply with continuing laws, regulations and guidelines to maintain clearances and approvals for our products;
•	our ability to acquire products approved for marketing in the U.S. that achieve commercial success and maintain our own marketing and commercialization capabilities;
•	the research, manufacturing, clinical development, commercialization, and market acceptance of our therapeutic candidates or commercial products;
•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in research, preclinical studies or clinical trials;
•	the implementation of our business model, strategic plans for our business, therapeutic candidates and commercial products;
•	the impact of other companies and technologies that compete with us within our industry;
•	our estimates of the markets, their size, characteristics and their potential for our therapeutic candidates and commercial products and our ability to serve those markets;
•	the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing or violating the intellectual property rights of others;
•	parties from whom we license or acquire our intellectual property defaulting in their obligations towards us;
•	our ability to implement network systems and controls that are effective at preventing cyber-attacks, malware intrusions, malicious viruses and ransomware threats; and
•	the impact of the political and security situation in Israel and in the U.S. on our business.

We caution you to carefully consider these risks and not to place undue reliance on our forward-looking statements. Except as required by law, we assume no responsibility for updating any forward-looking statements.

CAPITALIZATION

The table below sets forth our total capitalization as of March 31, 2018. The financial data in the following table should be read in conjunction with our financial statements and notes thereto incorporated by reference herein.

As of March 31, 2018
Actual
(in thousands)

Total debt (1) (1)	$10,103
Ordinary shares, par value NIS 0.01 per share	577
Additional paid-in capital	177,787
Warrants	–
Accumulated deficit	(142,073)
Total shareholders’ equity	36,291
Total capitalization	$46,394

(1)	Represents $9,705 thousand under current liabilities, mainly accounts payable and accrued expenses.

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on the TASE under the symbol "RDHL" since February 3, 2011. Prior to that date, there was no public market for our ordinary shares. U.S. dollar per ordinary share amounts are calculated using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by the TASE.

	NIS		$U.S.
	Price per Ordinary Share		Price per Ordinary Share
Annual Data	High	Low	High	Low
2018 (through July 19, 2018)	4.08	1.72	1.12	0.47
2017	4.16	1.59	1.08	0.45
2016	6.05	3.32	1.58	0.86
2015	7.80	4.34	2.03	1.12
2014	6.80	3.00	1.96	0.78
2013	4.29	3.23	1.15	0.92

Quarterly Data
2018
Third quarter (through July 19, 2018)	4.08	3.04	1.12	0.83
Second quarter	2.97	1.72	0.82	0.47
First quarter	2.27	1.76	0.66	0.50
2017
Fourth quarter	3.80	1.59	1.07	0.45
Third quarter	3.75	2.85	1.05	0.81
Second quarter	3.79	3.00	1.04	0.86
First quarter	4.16	3.38	1.08	0.92
2016
Fourth quarter	5.51	3.73	1.45	0.98
Third quarter	6.05	4.21	1.58	1.09
Second quarter	5.30	3.90	1.41	1.41
First quarter	5.14	3.32	1.31	0.86

Most Recent Six Months
July 2018 (through July 19, 2018)	4.08	3.04	1.12	0.83
June 2018	2.97	2.53	0.82	0.71
May 2018	2.57	1.72	0.71	0.47
April 2018	1.83	1.72	0.52	0.48
March 2018	2.11	1.77	0.60	0.50
February 2018	2.16	1.94	0.61	0.58
January 2018	2.27	1.76	0.66	0.51

On July 19, 2018, the last reported sales price of our ordinary shares on the TASE was NIS 3.93 per share, or $1.08 per share (based on the exchange rate reported by the Bank of Israel for such date).  On July 19, 2018 the exchange rate of the NIS to the U.S. dollar was $1.00 = NIS 3.65, as reported by the Bank of Israel.

PRICE RANGE OF OUR ADSs

Our ADSs were traded under the symbol “RDHL” on the Nasdaq Capital Market from December 27, 2012 through July 19, 2018, and commenced trading on the Nasdaq Global Market on July 20, 2018.

The following table sets forth, for the periods indicated, the reported high and low closing sale prices of our ADSs on the Nasdaq Capital Market and the Nasdaq Global Market (commencing on July 20, 2018) in U.S. dollars.

	$U.S.
	Price per ADS
	High	Low
Annual
2018 (through July 20, 2018)	11.35	4.82
2017	10.88	4.58
2016	16.29	8.21
2015	19.79	11.05
2014	19.20	8.03
2013	13.60	8.31

Quarter
2018
Third quarter (through July 20, 2018)	11.35	9.08
Second quarter	8.53	4.82
First quarter	6.84	4.96
2017
Fourth quarter	10.81	4.58
Third quarter	10.81	8.18
Second quarter	10.38	8.44
First quarter	10.88	9.30
2016
Fourth quarter	14.47	9.65
Third quarter	16.29	10.80
Second quarter	13.79	10.00
First quarter	12.61	8.21
Most Recent Six Months
July 2018 (through July 20, 2018)	11.35	9.08
June 2018	8.53	7.00
May 2018	7.24	4.89
April 2018	5.21	4.82
March 2018	6.42	4.96
February 2018	6.44	5.57
January 2018	6.84	5.13

On July 20, 2018, the last reported sales price of our ADSs on the Nasdaq Global Market was $9.96 per ADS.

USE OF PROCEEDS

Unless otherwise indicated in an accompanying prospectus supplement, the net proceeds from the sale of securities will be used for general corporate purposes, including research and development related purposes in connection with our therapeutic candidates, for potential acquisitions and to support commercial operations.

DESCRIPTION OF ORDINARY SHARES

A description of our ordinary shares, par value NIS 0.01 per share, can be found in Item 10B of the Registration Statement on Form 20-F filed with the SEC on December 26, 2012.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

A description of our ADSs, each of which represents 10 of our ordinary shares, can be found in Item 12 of the Registration Statement on Form 20-F filed with the SEC on December 26, 2012.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase ADS and/or ordinary shares. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. We will evidence each series of warrants by warrant certificates that we may issue under a separate agreement. We may enter into a warrant agreement with a warrant agent. We may also choose to act as our own warrant agent. We will indicate the name and address of any such warrant agent in the applicable prospectus supplement relating to a particular series of warrants. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued and exercised;

•	the currency or currencies in which the price of such warrants will be payable;

•	the securities purchasable upon exercise of such warrants;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	any material Israeli and United States federal income tax consequences;

•	the anti-dilution provisions of the warrants, if any; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Amendments and Supplements to Warrant Agreement

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Outstanding Warrants

On December 27, 2016, in connection with an underwritten public offering and concurrent registered direct offering of our ADSs and warrants, we issued three-year warrants to purchase 2,025,458 (representing 20,254,580 ordinary shares) of our ADSs at an exercise price of $13.33 per ADS.

Exercisability. The warrants were exercisable immediately upon issuance and at any time during the following 36 months. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of ADSs purchased upon such exercise, together with applicable charges and taxes. Unless otherwise specified in the form of warrant, the holder (together with its affiliates) do not have the right to exercise any portion of the warrant, to the extent that after giving effect to the issuance after exercise, the holder would beneficially own in excess of 4.99% (which may be increased by the holder to up to 9.99%) of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage is determined in accordance with the terms of the warrants. If at any time after the 6th month anniversary of the issuance date, a registration statement registering the issuance of the ADSs underlying the warrants under the Securities Act of 1933, as amended (the “Securities Act”), is not then effective or available, the holder may exercise the warrant through a cashless exercise, in whole or in part, in which case the holder would receive upon such exercise the net number of ADSs determined according to the formula set forth in the warrant. No fractional ADSs are to be issued upon the exercise of the warrants. If any fractional share of an ADS would be deliverable upon the exercise of the warrants, we, in lieu of delivering such fractional ADS, shall pay to the exercising holder an amount in cash equal to the closing sale price on the principal market of such fractional ADS on the date of exercise.

Exercise Price. The initial exercise price per ADS purchasable upon exercise of the warrants is equal to $13.33 per full ADS (which may be adjusted as set forth below). In addition to the exercise price per ADS, other applicable charges and taxes are due and payable upon exercise.

Adjustment Provisions. The exercise price and the number of ADSs issuable upon exercise are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications or similar events affecting our ADSs or ordinary shares.

Transferability. Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to the warrant agent, together with the appropriate instruments of transfer.

Exchange Listing. There is no established public trading market for the warrants, and we do not intend to apply to list the warrants on any securities exchange or automated quotation system.

Fundamental Transaction. If, at any time while the warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of our shares of common stock are permitted to sell, tender or exchange their shares of common stock for other securities, cash or property and has been accepted by the holders of 50% or more of our outstanding shares of common stock, (4) we effect any reclassification or recapitalization of our shares of common stock or any compulsory share exchange pursuant to which our shares of common stock are converted into or exchanged for other securities, cash or property, or (5) we consummate a stock or share purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of our outstanding shares of common stock, each, a Fundamental Transaction, then upon any subsequent exercise of the Warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of Warrant shares then issuable upon exercise of the Warrant, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Stockholder. Except as otherwise provided in the Warrants or by virtue of such holder's ownership of shares of our common stock, the holder of a Warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrants.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase our ordinary shares and/or our ADSs. These subscription rights may be issued independently or together with any other security offered hereby and may or may not be transferable by the shareholder receiving the subscription rights in such offering. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The prospectus supplement relating to any subscription rights we offer, if any, will, to the extent applicable, include specific terms relating to the offering, including some or all of the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each ordinary share and/or ADS upon the exercise of the subscription rights;

•	the number of subscription rights to be issued to each shareholder;

•	the number and terms of the ordinary shares and/or ADSs which may be purchased per each subscription right;

•	the extent to which the subscription rights are transferable;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement which may be entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription right agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of the applicable subscription right agreement if we offer subscription rights, see “Where You Can Find More Information” beginning on page 12. We urge you to read the applicable subscription right agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities that may be offered under this prospectus, in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately at any time, or at any time before a specified date.

The prospectus supplement relating to any units we offer, if any, will, to the extent applicable, include specific terms relating to the offering, including some or all of the following:

•	the material terms of the units and of the securities comprising the units, including whether and under what circumstances those securities may be held or transferred separately;

•	any material provisions relating to the issuance, payment, settlement, transfer or exchange of the units or of the securities comprising the units; and

•	any material provisions of the governing unit agreement that differ from those described above.

The description in the applicable prospectus supplement of any units we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable unit agreement, which will be filed with the SEC if we offer units. For more information on how you can obtain copies of the applicable unit agreement if we offer units, see “Where You Can Find More Information” beginning on page 12. We urge you to read the applicable unit agreement and any applicable prospectus supplement in their entirety.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold:

•	through agents;

•	to or through one or more underwriters on a firm commitment or agency basis;

•	through put or call option transactions relating to the securities;

•	in at the market offerings into an existing trading market in accordance with Rule 415(a)(4) of the Securities Act;

•	through broker-dealers;

•	directly to purchasers, through a specific bidding or auction process, on a negotiated basis or otherwise;

•	through any other method permitted pursuant to applicable law; or

•	through a combination of any such methods of sale.

At any time a particular offer of the securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of securities covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from us and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the securities covered by this prospectus. In order to comply with the securities laws of certain states, if applicable, the securities sold under this prospectus may only be sold through registered or licensed broker-dealers. In addition, in some states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from registration or qualification requirements is available and is complied with.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the Nasdaq Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Any dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If any such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of the indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries.

Any person participating in the distribution of securities registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our securities by that person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our securities to engage in market-making activities with respect to our securities. These restrictions may affect the marketability of our securities and the ability of any person or entity to engage in market-making activities with respect to our securities.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions, penalty bids and other transactions that stabilize, maintain or otherwise affect the price of the offered securities. These activities may maintain the price of the offered securities at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids, each of which is described below.

•	A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security.

•	A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering.

•	A penalty bid means an arrangement that permits the managing underwriter to reclaim a selling concession from a syndicate member in connection with the offering when offered securities originally sold by the syndicate member are purchased in syndicate covering transactions.

These transactions may be effected on an exchange or automated quotation system, if the securities are listed on that exchange or admitted for trading on that automated quotation system, or in the over-the-counter market or otherwise.

If so indicated in the applicable prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase offered securities from us at the public offering price set forth in such prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In addition, ordinary shares or ADSs may be issued upon conversion of or in exchange for debt securities or other securities.

Any underwriters to whom offered securities are sold for public offering and sale may make a market in such offered securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The offered securities may or may not be listed on a national securities exchange. No assurance can be given that there will be a market for the offered securities.

Any securities that qualify for sale pursuant to Rule 144 or Regulation S under the Securities Act, may be sold under Rule 144 or Regulation S rather than pursuant to this prospectus.

To the extent that we make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so pursuant to the terms of a distribution agreement between us and the underwriters or agents. If we engage in at-the-market sales pursuant to a distribution agreement, we will sell our ordinary shares or ADSs to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, we may sell ordinary shares or ADSs on a daily basis in exchange transactions or otherwise as we agree with the underwriters or agents. The distribution agreement will provide that any ordinary shares or ADSs sold will be sold at prices related to the then prevailing market prices for our ordinary shares or ADSs. Therefore, exact figures regarding proceeds that will be raised or commissions to be paid cannot be determined at this time and will be described in a prospectus supplement. Pursuant to the terms of the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our ordinary shares, ADSs or warrants. The terms of each such distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

In connection with offerings made through underwriters or agents, we may enter into agreements with such underwriters or agents pursuant to which we receive our outstanding securities in consideration for the securities being offered to the public for cash. In connection with these arrangements, the underwriters or agents may also sell securities covered by this prospectus to hedge their positions in these outstanding securities, including in short sale transactions. If so, the underwriters or agents may use the securities received from us under these arrangements to close out any related open borrowings of securities.

We may enter into derivative transactions with third parties or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, such third parties (or affiliates of such third parties) may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, such third parties (or affiliates of such third parties) may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of shares, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of shares. The third parties (or affiliates of such third parties) in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

We may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus. Such financial institution or third party may transfer its short position to investors in our securities or in connection with a simultaneous offering of other securities offered by this prospectus or in connection with a simultaneous offering of other securities offered by this prospectus.

LEGAL MATTERS

Certain legal matters with respect to Israeli law and with respect to the validity of the offered securities under Israeli law will be passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. Certain legal matters with respect to U.S. federal securities law and New York law will be passed upon for us by Haynes and Boone, LLP.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 20-F for the year ended December 31, 2017 have been so incorporated in reliance on the report of Kesselman & Kesselman, Certified Public Accountant (Isr.), a member firm of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-3 under the Securities Act, with respect to the securities offered by this prospectus. However, as is permitted by the rules and regulations of the SEC, this prospectus, which is part of our registration statement on Form F-3, omits certain non-material information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us, and the securities offered by this prospectus, please refer to the registration statement.

We are subject to the reporting requirements of the Exchange Act that are applicable to a foreign private issuer. In accordance with the Exchange Act, we file reports, including annual reports on Form 20-F by April 30 of each year. We also furnish to the SEC under cover of Form 6-K material information required to be made public in Israel, filed with and made public by any stock exchange or distributed by us to our shareholders.

The registration statement on Form F-3 of which this prospectus forms a part, including the exhibits and schedules thereto, and reports and other information filed by us with the SEC may be inspected without charge and copied at prescribed rates at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of this material are also available by mail from the Public Reference Section of the SEC, at 100 F. Street, N.E., Washington D.C. 20549, at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers, such as us, that file electronically with the SEC (http://www.sec.gov).

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders and our officers, directors and principal shareholders are exempt from the “short-swing profits” reporting and liability provisions contained in Section 16 of the Exchange Act and related Exchange Act rules.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We file annual and special reports and other information with the SEC. These filings contain important information which does not appear in this prospectus. The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed or will file with the SEC. We are incorporating by reference in this prospectus the documents listed below and all amendments or supplements we may file to such documents, as well as any future filings we may make with the SEC on Form 20-F under the Exchange Act before the time that all of the securities offered by this prospectus have been sold or de-registered:

•	the description of our ordinary shares contained in our Registration Statement on Form 20-F filed with the SEC on December 26, 2012;

•	our Annual Report on Form 20-F for the fiscal year ended on December 31, 2017, filed with the SEC on February 22, 2018; and

•	Reports on Form 6-K filed on March 19, 2018, March 20, 2018, March 26, 2018 (relating to notice and proxy statement for annual general meeting), March 27, 2018, April 9, 2018, May 1, 2018, May 2, 2018, May 4, 2018, May 7, 2018, May 8, 2018, May 14, 2018, May 29, 2018, May 30, 2018, June 28, 2018, and July 2, 2018.

In addition, any reports on Form 6-K submitted to the SEC by the registrant pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part and all subsequent annual reports on Form 20-F filed after the effective date of this registration statement and prior to the termination of this offering and any reports on Form 6-K subsequently submitted to the SEC or portions thereof that we specifically identify in such forms as being incorporated by reference into the registration statement of which this prospectus forms a part, shall be considered to be incorporated into this prospectus by reference and shall be considered a part of this prospectus from the date of filing or submission of such documents.

Certain statements in and portions of this prospectus update and replace information in the above listed documents incorporated by reference. Likewise, statements in or portions of a future document incorporated by reference in this prospectus may update and replace statements in and portions of this prospectus or the above listed documents.

We will provide you without charge, upon your written or oral request, a copy of any of the documents incorporated by reference in this prospectus, other than exhibits to such documents which are not specifically incorporated by reference into such documents. Please direct your written or telephone requests to RedHill Biopharma Ltd., 21 Ha'arba'a Street, Tel Aviv 64739, Israel, Attn: Dror Ben-Asher, telephone number +972 (3) 541-3131. You may also obtain information about us by visiting our website at www.redhillbio.com. Information contained in our website is not part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this prospectus, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

It may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a United States judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgments are obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

•	the prevailing law of the foreign state in which the judgments were rendered allows the enforcement of judgments of Israeli courts (however, the Israeli courts may waive this requirement following a request by the attorney general);

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;

•	the judgments are not contrary to public policy, and the enforcement of the civil liabilities set forth in the judgment does not impair the security or sovereignty of the State of Israel;

•	the judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties;

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and

•	the obligations under the judgment are enforceable according to the laws of the State of Israel and according to the law of the foreign state in which the relief was granted.

We have irrevocably appointed RedHill Biopharma Inc. as our agent to receive service of process in any action against us in any United States federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

OFFERING EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the SEC registration fee. The estimates do not include expenses related to offerings of particular securities. Each prospectus supplement describing an offering of securities will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

SEC registration fees	$14,557.50
FINRA fees	18,039.15
Legal fees and expenses	10,000.00
Accountants fees and expenses	5,000.00
Miscellaneous	5,000.00

Total	$52,596.65

3,188,776 American Depositary Shares representing 31,887,760 Ordinary Shares

RedHill Biopharma Ltd.

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PROSPECTUS SUPPLEMENT
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H.C. Wainwright & Co.

January 11, 2021